As filed with the Securities and Exchange Commission on January 21, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Penske Automotive Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5500	22-3086739
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Shane M. Spradlin
General Counsel
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Valerie Ford Jacob, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000 (Phone) (212) 859-4000 (Fax)	Michael J. Schiavone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 (Phone) (212) 848-7179 (Fax)

Approximate date of commencement of proposed sale to public:   As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Proposed Maximum	Aggregate	Amount of
Title of Each Class of Securities	Amount to be	Offering	Offering	Registration
to be Registered	Registered(1)	Price per share(2)	price(1)(2)	Fee
Common Stock, par value $.0001 per share	5,750,000	$16.38	$94,185,000.00	$6,715.39

(1)	Includes shares that the underwriters have the option to purchase to cover overallotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales price of the common stock on the New York Stock Exchange on January 20, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated January 21, 2010

PROSPECTUS
5,000,000 Shares

Penske Automotive Group, Inc.

Common Stock

The selling stockholders are selling 5,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our shares trade on the New York Stock Exchange under the symbol “PAG.” On January 20, 2010, the last reported sale price of the shares as reported on the New York Stock Exchange was $16.43 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 750,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2010.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan

The date of this prospectus is             , 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information contained or incorporated by reference into this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities (1) in any jurisdiction where the offer or sale is not permitted, (2) where the person making the offer is not qualified to do so or (3) to any person who cannot legally be offered the securities. You should assume that the information appearing in this prospectus and the information incorporated by reference herein or therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should not consider any information in or incorporated by reference into this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our securities.

You should base your decision to invest in our securities after considering all of the information contained in this prospectus and any information incorporated by reference herein.

No representation or warranty, express or implied, is made as to the accuracy or completeness of the information obtained from third party sources set forth herein or incorporated by reference into this prospectus, and nothing contained in this prospectus or incorporated by reference herein, or shall be relied upon as, a promise or representation, whether as to past or future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include, and public statements by our directors, officers and other employees may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements generally can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “estimate,” “predict,” “potential,” “forecast,” “continue” or variations of such terms, or the use of these terms in the negative. Forward-looking statements include statements regarding our current plans, forecasts, estimates, beliefs or expectations, including, without limitation, statements with respect to:

•	our future financial performance;

•	future acquisitions;

•	future capital expenditures and share repurchases;

•	our ability to obtain cost savings and synergies;

•	our ability to respond to economic cycles;

•	trends in the automotive retail industry and in the general economy in the various countries in which we operate dealerships;

•	our ability to access the remaining availability under our credit agreements;

•	our liquidity, including our ability to refinance our outstanding senior subordinated convertible notes;

•	foreign exchange rates;

•	interest rates;

•	trends affecting our future financial condition or results of operations; and

•	our business strategy.

Forward-looking statements involve known and unknown risks and uncertainties and are not assurances of future performance. Actual results may differ materially from anticipated results due to a variety of factors, including the factors identified in the “Risk Factors” section and elsewhere in this prospectus, and in our other filings with the SEC which are incorporated by reference herein, as well as the following important factors that could cause actual results to differ materially from our expectations:

•	our business and the automotive retail industry in general are susceptible to further or continued adverse economic conditions, including changes in interest rates, foreign exchange rates, consumer demand, consumer confidence, fuel prices and credit availability,

•	the number of new and used vehicles sold in our markets;

•	automobile manufacturers exercise significant control over our operations, and we depend on them in order to operate our business;

•	we depend on the success and popularity of the brands we sell, and adverse conditions affecting one or more automobile manufacturers may negatively impact our revenues and profitability;

•	the restructuring of the U.S. based automotive manufacturers may adversely affect our operations, as well as the automotive sector as a whole;

•	we may not be able to satisfy our capital requirements for acquisitions, dealership renovation projects, refinancing of our debt when it becomes due (including our outstanding senior subordinated convertible notes), or financing the purchase of our inventory;

•	our failure to meet a manufacturer’s consumer satisfaction requirements may adversely affect our ability to acquire new dealerships, our ability to obtain incentive payments from manufacturers and our profitability;

•	although we typically purchase vehicles and parts in the local functional currency, changes in foreign exchange rates may impact manufacturers, as many of the component parts of vehicles are manufactured in foreign markets, which could lead to an increase in our costs which we may not be able to pass on to the consumer;

•	changes in tax, financial or regulatory rules or requirements,

•	with respect to Penske Truck Leasing Co., L.P. (“PTL”), changes in the financial health of its customers, labor strikes or work stoppages by its employees, a reduction in PTL’s asset utilization rates and industry competition;

•	substantial competition in automotive sales and services may adversely affect our profitability;

•	if we lose key personnel, especially our Chief Executive Officer, or are unable to attract additional qualified personnel, our business could be adversely affected;

•	our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles profitably;

•	automobile dealerships are subject to substantial regulation which may adversely affect our profitability;

•	if state dealer laws in the United States are repealed or weakened our automotive dealerships may be subject to increased competition and may be more susceptible to termination, non-renewal or renegotiation of their franchise agreements;

•	non-compliance with the financial ratios and other covenants under our credit agreements and operating leases;

•	our distribution of the smart fortwo vehicle is dependent upon the continued availability of and customer demand for the smart fortwo;

•	our dealership operations may be affected by severe weather or other periodic business interruptions;

•	our principal stockholders have substantial influence over us and may make decisions with which other stockholders may disagree;

•	some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests;

•	our level of indebtedness may limit our ability to obtain financing generally and may require that a significant portion of our cash flow be used for debt service;

•	we may be involved in legal proceedings that could have a material adverse effect on our business;

•	our operations outside of the U.S. subject our profitability to fluctuations relating to changes in foreign currency valuations; and

•	we are a holding company and, as a result, must rely on the receipt of payments from our subsidiaries, which are subject to limitations, in order to meet our cash needs and service our indebtedness.

In addition:

•	the price of our common stock is subject to substantial fluctuation, which may be unrelated to our performance; and

•	shares eligible for future sale, or issuable under the terms of our convertible notes, may cause the market price of our common stock to drop significantly, even if our business is doing well.

We urge you to carefully consider these factors and the information described in “Risk Factors” when evaluating all forward-looking statements regarding our business. We caution you not to place undue reliance on the forward-looking statements contained in this prospectus. All forward looking statements attributable to us are qualified in their entirety by this cautionary statement. Except to the extent required by the federal securities laws and SEC rules and regulations, we have no intention or obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

MANUFACTURER DISCLAIMER

No domestic or foreign manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No automobile manufacturer or distributor has made or been authorized to make any statements or representations in connection with this offering, no automobile manufacturer or distributor has provided any information or materials that were used in connection with the offering, and no automobile manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus or for this offering.

PROSPECTUS SUMMARY

This summary highlights information more fully described elsewhere or incorporated by reference in this prospectus. Because it is a summary, it is not complete and does not contain all the information that is important to you. You should read the entire prospectus carefully, including the “Risk Factors” section, and our consolidated financial statements and related notes and the other documents incorporated by reference in this prospectus and the other documents to which this prospectus refers, before buying shares of our common stock. As used in this prospectus, all references to “PAG,” “we” and “us” and all similar references are to Penske Automotive Group, Inc. and its consolidated subsidiaries.

Our Company

We are the second largest automotive retailer headquartered in the United States as measured by total revenues. As of September 30, 2009, we owned and operated 160 franchises in the U.S. and 150 franchises outside of the U.S., primarily in the United Kingdom. We offer a full range of vehicle brands with 95% of our total retail revenue for the nine months ended September 30, 2009 generated from brands of non-U.S. based manufacturers, and 64% generated from premium brands, such as Audi, BMW, Cadillac and Porsche. Each of our dealerships offers a wide selection of new and used vehicles for sale. In addition to selling new and used vehicles, we generate higher-margin revenue at each of our dealerships through maintenance and repair services and the sale and placement of higher-margin products, such as third party finance and insurance products, third-party extended service contracts and replacement and aftermarket automotive products. We are also diversified geographically, with 64% of our total revenues in the nine months ended September 30, 2009 generated by operations in the U.S. and Puerto Rico and 36% generated from our operations outside the U.S. (predominately in the U.K.).

We are also, through smart USA Distributor, LLC (“smart USA”), a wholly-owned subsidiary, the exclusive distributor of the smart fortwo vehicle in the U.S. and Puerto Rico. The smart fortwo is manufactured by Mercedes-Benz Cars and is a Daimler brand. This technologically advanced vehicle achieves more than 40 miles per gallon on the highway and is an ultra-low emissions vehicle as certified by the State of California Air Resources Board. As of September 30, 2009, smart USA has certified a network of more than 75 smart dealerships, nine of which are owned and operated by us. The smart fortwo offers five different versions, the pure, passion coupe, passion cabriolet, BRABUS coupe and BRABUS cabriolet, with base prices ranging from $11,990 to $20,990. We have distributed 12,774 smart fortwo vehicles during the nine months ended September 30, 2009.

In June 2008, we acquired a 9.0% limited partnership interest in Penske Truck Leasing Co., L.P. (“PTL”), a leading global transportation services provider, from subsidiaries of General Electric Capital Corporation (collectively “GE Capital”). PTL operates and maintains more than 200,000 vehicles and serves customers in North America, South America, Europe and Asia. Product lines include full-service leasing, contract maintenance, commercial and consumer truck rental and logistics services, including, transportation and distribution center management and supply chain management. The general partner of PTL is Penske Truck Leasing Corporation, a wholly-owned subsidiary of Penske Corporation, which, together with other wholly-owned subsidiaries of Penske Corporation, owns 41.1% of PTL. The remaining 49.9% of PTL is owned by GE Capital.

Since September 2008, there has been reduced consumer confidence and spending in the markets in which we operate, which we believe has resulted in reduced customer traffic in our dealerships. We expect our business to remain impacted by such economic conditions in 2010. In response to the challenging operating environment, we have undertaken significant cost saving initiatives. Beginning in 2008, we eliminated approximately 1,400 positions, representing approximately 10% of our worldwide workforce, and amended certain employee compensation arrangements. Other cost saving and cash management initiatives have included a reduction in advertising activities, the suspension of 2009 matching contributions to certain of our defined contribution plans (which we reinstated beginning in 2010), and the suspension of our 2009 quarterly cash dividends to stockholders.

Despite the economic uncertainty in the general economy and the automotive sector in particular, we have experienced increasing customer traffic, vehicle sales and profitability (based in part on these reductions in controllable expenses) on a sequential basis in each of the first three quarters of 2009. We continue to monitor the business climate, and will take such further actions as necessary to respond to current business conditions.

Business Strengths

We believe the following key strengths are critical to our success as a leading automotive retailer:

Favorable Brand Mix.  Foreign vehicle brands have gained significant U.S. market share since 1999, increasing from 31.5% to 55.2% of the total market as of December 31, 2009. We have successfully pursued an acquisition and facility investment strategy which has resulted in us having the highest concentration of revenues from foreign and luxury brands among the automotive retailers publicly-traded in the U.S. During the nine months ended September 30, 2009, 95% of our total retail revenue was generated from brands of non-U.S. based manufacturers, of which 31% was from volume foreign brands and 64% was from luxury brands. We believe our brand mix should help us improve same-store sales and gross profits, as we believe revenues from luxury and foreign brands should grow on a same-store basis, especially higher margin, service and parts revenues.

The following chart reflects our percentage of total revenues by brand for the nine months ended September 30, 2009.

Diversified Revenue Stream.  We benefit from a diversified revenue mix because of the multiple revenue streams in a traditional automotive dealership (new vehicles, used vehicles, finance and insurance, and service and parts operations), revenue relating to the distribution of the smart fortwo vehicle, and revenue relating to our joint venture investments. We believe this diversification mitigates the cyclicality that has historically impacted some elements of the automotive sector, including during the last two years. We are further diversified within our retail automotive operations due to our brand mix and geographical dispersion. Our geographical dispersion includes dealerships in 17 states in the United States and 150 dealerships abroad, predominately in the United Kingdom. For the nine months ended September 30, 2009, 36% of our revenue was attributable to our operations outside the U.S.

Variable Cost Structure.  A significant percentage of our operating expenses are variable, including sales compensation, floor plan interest expense (inventory-secured financing) and advertising, which we believe we can control over time to reflect economic trends as discussed above with respect to the recent challenging operating environment. Gross profit generated from our service and parts business absorbs a substantial portion of our fixed expenses, excluding salespersons’ compensation and advertising. In addition, recent experience has shown that demand for our higher-margin service and parts business is less affected by economic cycles than demand for new vehicles and that we have been able to control certain costs (such as advertising and compensation expense) in response to general industry conditions. Based in part on these reductions in controllable expenses, despite economic uncertainty in the general economy and the automotive sector in particular, we have experienced increasing profitability in each of the first three quarters of 2009.

The following graphic shows the percentage of our revenues by product area along with their respective contribution to our overall gross profit for the nine months ended September 30, 2009:

World-Class Facilities Located in Attractive Markets.  We sell and service the finest automotive brands in our world-class facilities, which are located in attractive geographic markets. We believe offering these brands in world-class facilities promotes repeat and referral business, particularly in our higher margin service and parts operations. Where advantageous, we attempt to aggregate our dealerships in a campus setting in order to build a destination location for customers, which we believe helps to drive increased customer traffic to each of our brands at the location. This strategy also creates an opportunity to reduce personnel expenses, consolidate advertising and administrative expenses and leverage operating expenses, over a larger base of dealerships. Our dealerships have generally achieved new unit vehicle sales that are significantly higher than industry averages for the brands we sell.

By way of example, our Scottsdale 101 Auto Mall features ten separate showrooms with approximately 450,000 square feet of facilities. Typically, customers may choose from an inventory of over 1,250 new and used vehicles, and have access to 253 service bays with the capacity to service approximately 1,000 vehicles per day. We will continue to evaluate other opportunities to aggregate our facilities to reap the benefits of a destination location.

Following is a list of our larger dealership campuses:

	Square
Location	Feet	Service Bays	Franchises

North Scottsdale, Arizona	450,000	253	Acura, Aston Martin, Audi, BMW, Bentley, Bugatti, Jaguar, Land Rover, Lamborghini, MINI, Porsche, Rolls-Royce, Volkswagen
San Diego, California	387,000	317	Acura, BMW, Lexus, Mercedes-Benz, Scion, smart, Toyota
Turnersville, New Jersey	303,000	177	Acura, Audi, BMW, Cadillac, Chevrolet, Honda, HUMMER, Hyundai, Nissan, Scion, Toyota
Inskip, Rhode Island	319,000	176	Acura, Audi, Bentley, BMW, Infiniti, Lexus, Mercedes-Benz, MINI, Nissan, Porsche, smart
Tyson’s Corner, Virginia	191,000	138	Audi, Aston Martin, Mercedes-Benz, Porsche, smart
Fayetteville, Arkansas	129,000	109	Acura, Chevrolet, Honda, HUMMER, Scion, Toyota

Outstanding Customer Service.  We strive to achieve and maintain superior levels of customer satisfaction by providing high-quality products and services to meet our customers’ needs. By offering outstanding brands in premium facilities, “one-stop” shopping convenience, competitive pricing and a well-trained and knowledgeable sales staff, we aim to forge lasting relationships with our customers, enhance our reputation in the community, and create the opportunity for significant repeat and referral business. We believe that customer loyalty contributes directly to increases in same-store sales. We monitor customer satisfaction data accumulated by manufacturers to track the performance of dealership operations, and use it as a factor in determining the compensation of general managers and sales and service personnel in our dealerships. We believe that our high customer satisfaction results have directly contributed to our operating results.

Experienced, Growth-Oriented Management Team.  Roger S. Penske, a 40-year automotive industry veteran, is our Chairman and Chief Executive Officer and is supported by our management team that includes individuals having extensive experience in the automotive retail industry. During Mr. Penske’s tenure, we have:

•	strengthened local management teams, which have full responsibility for the oversight of dealership operations, human resources and training;

•	developed an executive level of regional managers that average more than 20 years of industry experience;

•	engaged a team of managers responsible for maintaining strong relationships with each of the automobile manufacturers we represent;

•	purchased and integrated approximately 320 dealership franchises, including expanding the Company’s operations internationally; and

•	closed or sold 105 non-core dealership franchises.

Business Strategy

We believe offering our customers superior customer service in a premium location fosters a long-term relationship, which helps generate repeat and referral business, particularly in our higher-margin service and parts business. We believe our focus on developing a loyal customer base has helped generate incremental service and parts sales. In addition, our large number of dealerships, geographically concentrated by region, allows us the opportunity to achieve cost savings and implement best practices, while also providing access to a broad base of potential acquisitions. In addition, although we have reduced acquisition and facility investment in response to recent economic conditions, we remain committed to our long-term strategy to sell and service outstanding vehicle brands in premium facilities.

Expand Revenues at Existing Locations and Grow Higher-Margin Businesses.  We have the highest percentage of revenues from foreign and luxury brands among the publicly-traded automotive retailers. Since 1999, foreign brands representing 85% of our U.S. revenue (Toyota/Lexus, Honda/Acura, BMW/MINI, Mercedes-Benz, Audi and Nissan/Infiniti) have increased their U.S. market share by 85%. We believe luxury and foreign brands will continue to offer us the opportunity to generate same-store growth, including higher margin service and parts sales. We aim to increase same-store sales by generating additional revenue at existing dealerships, with a particular focus on developing our higher-margin businesses such as finance, insurance and other product sales and service, parts and collision repair services.

Increase Same-Store Sales.  We believe our emphasis on outstanding customer service and world class facilities will contribute to increases in same-store sales over time. We have added a significant number of incremental service bays in recent years in order to better accommodate our customers and further enhance our service and parts revenues.

Grow Finance, Insurance and Other Aftermarket Revenues.  Each sale of a vehicle provides us the opportunity to assist in financing the sale of a vehicle, to sell the customer an extended service contract or other insurance product, and to sell aftermarket products, such as entertainment systems, security systems, satellite radios and protective coatings. In order to improve our finance and insurance business, we focus on enhancing and standardizing our salesperson training programs, strengthening our product offerings and standardizing our selling processes through a menu-driven product offering.

Expand Service and Parts and Collision Repair Revenues.  In recent years, we have added a significant number of service bays at our dealerships in an effort to expand this higher-margin element of our business. Many of today’s vehicles are complex and require sophisticated equipment and specially trained technicians to perform certain services. Unlike independent service shops, our dealerships are authorized to perform this work under warranties provided by manufacturers. We believe that our brand mix and the complexity of today’s vehicles, combined with our focus on customer service and superior facilities, will contribute to increases in our service and parts revenue. We also operate 25 collision repair centers which are operated as an integral part of our dealership operations. As a result, the repair centers benefit from the dealerships’ repeat and referral business.

Continue Growth through Targeted Acquisitions.  We believe that attractive acquisition opportunities will continue to exist for well-capitalized dealership groups with experience in identifying, acquiring and integrating dealerships. The automotive retail market provides us with significant growth opportunities in each of the markets in which we operate. We generally seek to acquire dealerships that operate high-growth automotive brands in highly concentrated or growing demographic areas. We target larger dealership operations that will benefit from our management expertise, manufacturer relations and scale of operations, as well as smaller, single-location dealerships that can be effectively integrated into our existing operations. Given the current economic environment and its potential impact on smaller, less well capitalized dealership groups, we anticipate that acquisition opportunities at attractive prices may present themselves.

Continued International Investment and Expansion.  One of the unique attributes of our operations versus our peers is our diversification outside the U.S. Approximately 36% of our consolidated revenues during the nine months ended September 30, 2009 were generated at operations located outside the U.S. and Puerto Rico, predominately in the U.K. According to industry data, the U.K. represented the third largest retail automotive market in Western Europe in 2008 with approximately 2.1 million new vehicle registrations. Our brand mix in the U.K. is predominantly premium. We believe that we were among the largest Audi, Bentley, BMW, Land Rover, Lexus, Mercedes-Benz, Maserati and Porsche dealers in the U.K. based on number of dealerships as of December 31, 2008. Additionally, we operate a number of dealerships in Germany, some through joint ventures with experienced local partners, which sell and service Audi, BMW, Lexus, MINI, Porsche, Toyota, Volkswagen and various other premium brands.

Leverage Scale and Implement “Best Practices.”  We seek to build scale in many of the markets where we have dealership operations. Our desire is to reduce or eliminate redundant administrative costs such as accounting, information technology systems and other general administrative costs. In addition, we seek to leverage our industry knowledge and experience to foster communication and cooperation between like brand dealerships throughout our organization. Senior management and dealership management meet regularly to review the operating performance of our dealerships, examine industry trends and, where appropriate, implement specific operating improvements. Key financial information is discussed and compared to other dealerships across all markets. This frequent interaction facilitates implementation of successful strategies throughout the organization so that each of our dealerships can benefit from the successes of our other dealerships and the knowledge and experience of our senior management.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 11 of this prospectus, which you should read in its entirety. In particular:

•	Our business is susceptible to adverse economic conditions, including changes in consumer demand, changes in consumer confidence, changes in fuel prices and reduced credit availability;

•	Automotive manufacturers exercise significant control over our operations and we depend on them in order to operate our business;

•	Our volumes and profitability may be adversely affected if automotive manufacturers reduce or discontinue their incentive programs;

•	Adverse conditions affecting one or more automotive manufacturers may negatively impact our revenues and profitability;

•	We may not be able to refinance our debt when it becomes due (including our outstanding senior subordinated convertible notes) or finance the purchase of our inventory; and

•	Our failure to meet manufacturers’ consumer satisfaction requirements may adversely affect us.

Corporate Information

We were incorporated in Delaware in December 1990 and began dealership operations in October 1992. Our executive offices are located at 2555 Telegraph Road, Bloomfield Hills, MI 48302. Our telephone number is (248) 648-2500. Our website address is www.penskeautomotive.com; information included or referred to on our website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	5,000,000 shares

Common stock to be outstanding after the offering	91,617,746 shares

Overallotment Option	The selling stockholders have granted the underwriters the right to purchase up to an additional 750,000 shares to cover overallotments, if any, within 30 days from the date of this prospectus.

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Conflict of Interest	As described in “Use of Proceeds,” the net proceeds of this offering may be used by the selling stockholders for working capital purposes that may include the repayment of amounts outstanding under Penske Corporation’s credit facilities, under which certain of the underwriters or their affiliates are lenders. Because more than 5% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with NASD Rule 2720, as administered by the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA rules, exists as of the date of the filing of the registration statement.

Risk Factors	See the “Risk Factors” section and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	PAG.

The number of shares of common stock outstanding after this equity offering is based on the number of shares outstanding as of January 15, 2010 (91,617,746 shares of common stock) and excludes:

•	290,668 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2009, at a weighted average exercise price of $9.29 per share;

•	2,088,646 shares of common stock reserved for issuance under our equity compensation plans; and

•	15,826,124 shares of common stock reserved for issuance upon conversion of our 3.5% senior subordinated convertible notes due 2026 (See “Description of Debt”).

Summary Consolidated Financial and Other Data

The following table sets forth summary selected historical consolidated financial and other data as of September 30, 2009 and for the nine month periods ended September 30, 2009 and 2008, which have been derived from our unaudited condensed consolidated financial statements incorporated by reference herein, and as of December 31, 2008 and 2007 and for each of the years ended December 31, 2008, 2007 and 2006, which have been derived from our audited consolidated financial statements incorporated by reference herein. In the opinion of management, the data as of and for the nine month periods ended September 30, 2009 and 2008 reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods. During the periods presented, certain dealerships have been treated as discontinued operations, including one entity that met the criteria to be classified as a discontinued operation during the second quarter of 2009, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Certain data presented in the table below reflects the adoption of FASB Staff Position (“FSP”) APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) and FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities for all periods presented. In addition, the presentation and disclosure provisions of SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51, have been applied retrospectively to all periods presented herein. The results of operations for the nine month period ended September 30, 2009 are not necessarily indicative of the results to be expected for the year ended December 31, 2009. You should read the following information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related footnotes incorporated by reference into this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	$2006	2007(1)	2008(2)	2008(3)	2009(4)
				(Unaudited)
	(Dollars and shares in millions, except per share data)

Income Statement Data:
Revenues
New vehicle sales	$6,116.8	$6,933.3	$5,942.7	$4,899.3	$3,401.5
Used vehicle sales	2,472.9	3,087.1	2,836.4	2,309.5	1,944.1
Finance and insurance sales, net	243.0	286.4	259.0	216.6	163.7
Service and parts sales	1,206.6	1,389.7	1,400.9	1,076.9	995.5
Distribution	—	—	348.8	247.8	169.7
Fleet and wholesale vehicle sales	893.7	1,071.7	837.5	720.0	388.2
Total revenues	10,933.0	12,768.2	11,625.3	9,470.1	7,062.7
Gross profit	1,655.5	1,894.8	1,788.3	1,440.9	1,185.0
Selling, general and administrative expenses	1,312.5	1,505.7	1,491.1	1,166.4	988.5
Intangible impairments	—	—	643.5	—	—
Depreciation and amortization	42.3	49.9	53.7	40.6	40.7
Operating income (loss)	300.7	339.2	(400.0)	233.9	155.8
Floor plan interest expense	(58.3)	(73.1)	(64.2)	(48.5)	(27.6)
Other interest expense	(48.3)	(55.3)	(54.3)	(40.4)	(41.5)
Debt discount amortization	(11.1)	(12.9)	(14.0)	(10.5)	(9.9)
Equity in earnings of affiliates	8.2	4.1	16.5	13.3	11.7
Other (loss) income	—	(18.6)	—	—	10.4
Income (loss) from continuing operations before income taxes	191.2	183.4	(516.0)	147.8	98.9
Income taxes	(64.2)	(62.0)	105.4	(52.1)	(35.1)
Income (loss) from continuing operations	127.0	121.4	(410.6)	95.7	63.8

	Year Ended December 31,					Nine Months Ended September 30,
	2006		2007(1)		2008(2)	2008(3)		2009(4)
						(Unaudited)
	(Dollars and shares in millions, except per share data)

(Loss) income from discontinued operations	$(6.5)		$0.8		$(8.3)	$(2.7)		$(5.8)
Net income (loss)	120.5		122.2		(418.9)	93.0		58.0
Income attributable to non-controlling interests	2.2		1.9		1.1	1.1		0.2
Net income (loss) attributable to Penske Automotive Group common stockholders	118.3		120.3		(420.0)	91.9		57.8
Diluted earnings per share attributable to Penske Automotive Group common stockholders:
Continuing operations	1.32		1.26		(4.38)	1.00		0.69
Net income (loss)	1.25		1.27		(4.47)	0.97		0.63
Shares used in computing diluted share data	94.6		95.0		94.0	94.8		91.6
Gross Profit Margin Data:
New vehicle sales	8.7%		8.4%		8.2%	8.3%		7.9%
Used vehicle sales	8.3		7.8		7.5	7.7		9.0
Service and parts sales	55.2		55.9		55.6	55.9		54.8
Finance and insurance sales, net	100.0		100.0		100.0	100.0		100.0
Balance Sheet Data (at end of period):
Cash and cash equivalents	$20.0		$14.8		$20.1	$31.2		$29.5
Working capital	497.5		210.1		126.9	101.3		90.5
Inventories, net	1,475.0		1,662.0		1,589.1	1,693.6		1,174.4
Total assets	4,467.9		4,667.1		3,962.1	4,928.6		3,672.9
Floor plan notes payable	1,147.2		1,525.0		1,471.5	1,589.5		1,088.5
Debt	1,119.3		794.8		1,063.4	1,048.0		970.6
Total equity attributable to Penske Automotive Group common stockholders	1,332.3		1,450.7		804.8	1,414.8		915.2
Other Financial Data:
Cash flow from continuing operating activities	$125.1		$300.7		$405.4	$365.7		$316.8
Cash flow from continuing investing activities	(484.2)		(227.8)		(541.3)	(507.1)		(68.5)
Cash flow from continuing financing activities	438.4		(185.4)		109.9	126.8		(226.5)
Capital expenditures, net	116.0		62.6		173.7	144.5		68.7
Ratio of earnings to fixed charges(5)	2.1	x	1.9	x	— (5)	1.9	x	1.9	x
Other Operating Data:
New vehicle retail units sold	179,460		193,083		171,774	140,402		105,246
Used vehicle retail units sold	85,942		99,918		101,527	79,954		78,425

(1)	Includes charges of $18.6 million ($12.3 million after-tax), or $0.13 per share, relating to the redemption of $300.0 million aggregate principal amount of our 9.625% senior subordinated notes and $6.3 million ($4.5 million after-tax), or $0.05 per share, relating to impairment losses.

(2)	Includes charges of $661.9 million ($505.2 million after-tax), or $5.37 per share, including $643.5 million ($493.1 million after-tax), or $5.25 per share, relating to goodwill and franchise asset impairments, as well as an additional $18.4 million ($12.0 million after-tax), or $0.13 per share, of dealership consolidation and relocation costs, severance costs, other asset impairment charges, costs associated with the termination of an acquisition agreement, and insurance deductibles relating to damage sustained at our dealerships in the Houston market during Hurricane Ike.

(3)	Includes charges of $4.3 million ($2.7 million after-tax), or $0.03 per share, relating to severance costs, costs associated with the termination of an acquisition agreement and insurance deductibles relating to damage sustained at our dealerships in the Houston market during Hurricane Ike.

(4)	Includes a gain of $10.4 million ($6.5 million after-tax), or $0.07 per share, relating to the repurchase of $68.7 million aggregate principal amount of our 3.5% senior subordinated convertible notes and charges of $5.2 million ($3.4 million after-tax), or $0.04 per share, relating to costs associated with the termination of the acquisition of the Saturn brand, our election to close three franchises in the U.S. and charges relating to our interest rate hedges of variable rate floor plan notes payable as a result of decreases in our vehicle inventories, and resulting decreases in outstanding floor plan notes payable, below hedged levels.

(5)	For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges and the amortization of capitalized interest, less capitalized interest and the undistributed earnings of equity method investments. Fixed charges consist of interest expense (including the amortization of deferred financing costs), debt discount amortization, floor plan interest expense, capitalized interest, and an estimate of the interest included in rent expense. In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $532.9 million due to a non-cash impairment charge of $643.5 million.

RISK FACTORS

Before you invest in our common stock you should carefully consider the following risks, as well as the other information set forth or incorporated by reference in this prospectus. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

Our business is susceptible to adverse economic conditions, including changes in consumer demand, changes in consumer confidence, changes in fuel prices and reduced credit availability.

We believe that the automotive retail industry is influenced by general economic conditions, consumer demand, consumer confidence, personal discretionary spending, interest rates, fuel prices, weather conditions and unemployment rates. The worldwide automotive industry experienced significant operational and financial difficulties in 2008 and 2009. The turbulence in worldwide credit markets and resulting decrease in the availability of financing and leasing alternatives for consumers hampered our sales efforts. Continued or further restricted credit availability could materially adversely affect our operations as many of our retail sales customers purchase vehicles using credit. In 2008, volatility in fuel prices impacted consumer preferences and caused dramatic swings in consumer demand for various vehicle models, which led to supply and demand imbalances. Since September 2008, there has been reduced consumer confidence and spending in the markets in which we operate, which we believe has resulted in reduced customer traffic in our dealerships. We believe continued adverse economic conditions will negatively affect our business.

Historically, unit sales of motor vehicles, particularly new vehicles, have been cyclical, fluctuating with general economic cycles. During periods of economic downturn, such as the latter half of 2008 and 2009, new vehicle retail sales tend to experience periods of decline characterized by oversupply and weak demand. The automotive retail industry may experience sustained periods of decline in vehicle sales in the future, which could materially adversely affect our results of operations, financial condition or cash flows.

Automotive manufacturers exercise significant control over our operations and we depend on them in order to operate our business.

Each of our dealerships operates under franchise agreements with automotive manufacturers or related distributors. We are dependent on these parties because, without a franchise agreement, we cannot operate a new vehicle franchise or perform manufacturer authorized warranty service. Manufacturers exercise a great degree of control over the operations of our dealerships. For example, manufacturers can require our dealerships to meet specified standards of appearance, require individual dealerships to meet specified financial criteria such as the maintenance of a minimum of net working capital and a minimum net worth, impose minimum customer service and satisfaction standards, restrict the use of manufacturers’ names and trademarks and consent to the replacement of the dealership principal.

Our franchise agreements may be terminated or not be renewed by automotive manufacturers for a variety of reasons, including unapproved changes of ownership or management and other material breaches of the franchise agreements. We have, from time to time, not been compliant with various provisions of some of our franchise agreements. Our operations in the U.K. operate without local franchise law protection, and we are aware of efforts by certain manufacturers not to renew their franchise agreements with certain other retailers in the U.K. Although we believe that we will be able to renew all of our existing franchise agreements at expiration, if any of our significant existing franchise agreements or a large number of franchise agreements are not renewed or the terms of any such renewal are materially unfavorable to us, our results of operations, financial condition or cash flows could be materially adversely affected. In addition, actions taken by manufacturers to exploit their bargaining position in negotiating the terms of renewals of franchise agreements could also materially adversely affect our results of operations, financial condition or cash flows.

While U.S. franchise laws give us limited protection in selling a manufacturer’s product within a given geographic area, our franchise agreements do not give us the exclusive right to sell vehicles within a given area. In Europe, rules limit automotive manufacturers “block exemption” to certain anti-competitive rules in regards to establishing and maintaining a retail network. As a result, authorized retailers are able, subject to manufacturer facility requirements, to relocate or add additional facilities throughout the European Union, offer multiple brands in the same facility, allow the operation of service facilities independent of new car sales facilities, and ease restrictions on transfers of dealerships between existing franchisees within the European Union. Changes to these rules adverse to us could materially adversely affect our results of operations, financial condition or cash flows.

We depend on manufacturers to provide us with a desirable mix of popular new vehicles, which tend to produce the highest profit margins from vehicle sales. Manufacturers generally allocate their vehicles among dealerships based on the sales history of each dealership. Our inability to obtain sufficient quantities of the most popular models, whether due to sales declines at our dealerships or otherwise, could materially adversely affect our results of operations, financial condition or cash flows.

Our volumes and profitability may be adversely affected if automotive manufacturers reduce or discontinue their incentive programs.

Our dealerships depend on the manufacturers for sales incentives, warranties and other programs that promote and support vehicle sales at our dealerships. Some of these programs include customer rebates, dealer incentives, special financing or leasing terms, and warranties. Manufacturers frequently change their incentive programs. If manufacturers reduce or discontinue incentive programs, our results of operations, financial condition or cash flows could be materially adversely affected.

Adverse conditions affecting one or more automotive manufacturers may negatively impact our revenues and profitability.

Our success depends on the overall success of the line of vehicles that each of our dealerships sells. As a result, our success depends to a great extent on the automotive manufacturers’ financial condition, marketing, vehicle design, production and distribution capabilities, reputation, management and labor relations. For the nine months ended September 30, 2009, BMW/MINI, Toyota/Lexus brands, Honda/Acura and Audi brands accounted for 21%, 19%, 15% and 10%, respectively, of our total revenues. A significant decline in the sale of new vehicles manufactured by these manufacturers, or the loss or deterioration of our relationships with one or more of these manufacturers, could materially adversely affect our results of operations, financial condition or cash flows. No other manufacturer accounted for more than 10% of our total revenues for the nine months ended September 30, 2009.

Events such as labor strikes that may adversely affect a manufacturer may also materially adversely affect us, especially if these events were to interrupt the supply of vehicles or parts to us. Similarly, the delivery of vehicles from manufacturers at a time later than scheduled, which may occur during periods of new product introductions, could lead to reduced sales during those periods. In addition, any event that causes adverse publicity involving one or more automotive manufacturers or their vehicles may materially adversely affect our results of operations, financial condition or cash flows.

Further restructuring of one of the U.S. based automotive manufacturers or a significant supplier may adversely affect our operations, as well as the U.S. automotive sector as a whole.

U.S. based automotive manufacturers have been experiencing decreasing U.S. market share in recent years. Beginning in 2008, these manufacturers have experienced significant operational and financial distress, due in part to shrinking market share in the U.S. and the recent limitation in worldwide credit capacity. In 2008 and 2009, certain of these manufacturers filed for bankruptcy protection. While we have limited exposure to those manufacturers in terms of the percentage of our overall revenue, further restructuring efforts by any one of them or restructuring efforts at any of the other manufacturers we represent would likely lead to significant disruption to our dealerships that represent them, including, but not limited to, a loss of availability of new vehicle inventory, reduced consumer demand for vehicle inventory, the loss of funding for existing or future inventory, non-payment of receivables due from that manufacturer, and/or the cancellation of our franchise agreement without cancellation of our underlying lease and other obligations. Such restructuring of one of these manufacturers could also impact other automotive manufacturers and suppliers. We cannot reasonably predict the impact to the automotive retail environment of any such disruption, but believe it would be significant and adverse to the industry as a whole. Any restructuring of a significant automotive supplier, due to limited liquidity or credit availability or otherwise, may have similar consequences.

Our failure to meet manufacturers’ consumer satisfaction requirements may adversely affect us.

Many manufacturers measure customers’ satisfaction with their sales and warranty service experiences through systems that are generally known as customer satisfaction indices, or CSI. Manufacturers sometimes use a dealership’s CSI scores as a factor in evaluating applications for additional dealership acquisitions. Certain of our dealerships have had difficulty from time to time in meeting their manufacturers’ CSI standards and we may be unable to meet these standards in the future. A manufacturer may refuse to consent to a franchise acquisition by us if our dealerships do not meet their CSI standards. This could materially adversely affect our acquisition strategy. In addition, because we receive incentive payments from the manufacturers based in part on CSI scores, future payments could be materially reduced or eliminated if our CSI scores decline.

Automotive manufacturers impose limits on our ability to issue additional equity and on the ownership of our common stock by third parties, which may hamper our ability to meet our financing needs.

A number of manufacturers impose restrictions on the sale and transfer of our common stock. The most prohibitive restrictions provide that, under specified circumstances, we may be forced to sell or surrender franchises (1) if a competing automotive manufacturer acquires a 5% or greater ownership interest in us or (2) if an individual or entity that has a criminal record in connection with business dealings with any automotive manufacturer, distributor or dealer or who has been convicted of a felony acquires a 5% or greater ownership interest in us. Further, certain manufacturers have the right to approve the acquisition by a third party of 20% or more of our common stock, and a number of manufacturers continue to prohibit changes in ownership that may affect control of our company.

Actions by our stockholders or prospective stockholders that would violate any of the above restrictions are generally outside our control. If we are unable to obtain a waiver or relief from these restrictions, we may be forced to terminate or sell one or more franchises, which could materially adversely affect our results of operations, financial condition or cash flows. These restrictions also may prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock. These restrictions also may impede our ability to raise required capital or our ability to acquire dealership groups using our common stock may also be inhibited.

Risks Relating to our Acquisition Strategy

Growth in our revenues and earnings depends in large part on our ability to acquire and successfully operate new dealerships.

We expect to acquire new dealerships, however, we cannot guarantee that we will be able to identify and acquire additional dealerships in the future. Moreover, acquisitions may involve a number of risks, including:

•	integrating the operations and personnel of the acquired dealerships;

•	operating in new markets with which we are not familiar;

•	incurring unforeseen liabilities at acquired dealerships;

•	disruption to our existing business;

•	failure to retain key personnel of the acquired dealerships; and

•	impairment of relationships with employees, manufacturers and customers.

In addition, integrating acquired dealerships into our existing mix of dealerships may result in substantial costs, diversion of our management resources or other operational or financial problems. Unforeseen expenses, difficulties and delays that may be encountered in connection with the integration of acquired entities and the rapid expansion of operations could inhibit our growth, result in our failure to achieve acquisition synergies and require us to focus resources on integration rather than other more profitable areas. Acquired entities may subject us to unforeseen liabilities that we did not detect prior to completing the acquisition, or liabilities that turn out to be greater than those we had expected. These liabilities may include liabilities that arise from non-compliance with environmental laws by prior owners for which we, as a successor owner, may be responsible.

We may also be unable to identify successful acquisition candidates, or unable to complete acquisitions on acceptable terms on a timely basis. The magnitude, timing, pricing and nature of future acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities, the availability of skilled employees to manage the acquired companies and general economic and business conditions. Further, we may need to borrow funds to complete future acquisitions, which funds may not be available. Furthermore, we have sold and may in the future sell dealerships based on numerous factors, which may impact our future revenues and earnings, particularly if we do not make acquisitions to replace such revenues and earnings.

Manufacturers’ restrictions on acquisitions may limit our future growth.

Our future growth via acquisition of automotive dealerships will depend on our ability to obtain the requisite manufacturer approvals. The relevant manufacturer must consent to any franchise acquisition and it may not consent in a timely fashion or at all. In addition, under many franchise agreements or under local law, a manufacturer may have a right of first refusal to acquire a dealership that we seek to acquire.

Some manufacturers limit the total number of their dealerships that we may own in a particular geographic area and, in some cases, limit the total number of their vehicles that we may sell as a percentage of that manufacturer’s overall sales. Manufacturers may also limit the ownership of stores in contiguous markets. To date, we have reached the limit of the number of Lexus dealerships we may own in the U.S., and we have reached certain geographical limitations with certain manufacturers in the U.S., such that without negotiated modifications to our agreements with those manufacturers we would not be able to acquire additional franchises of those brands in certain markets. If additional manufacturers impose or expand these types of restrictions, our acquisition strategy, results of operations, financial condition or cash flows could be materially adversely affected.

Other Business Risks

Substantial competition in automotive sales and services may adversely affect our profitability.

The automotive retail industry is highly competitive. Depending on the geographic market, we compete with:

•	franchised automotive dealerships in our markets that sell the same or similar new and used vehicles that we offer;

•	private market buyers and sellers of used vehicles;

•	Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;

•	vehicle rental companies that sell their used rental vehicles;

•	service center chain stores; and

•	independent service and repair shops.

We also compete against automotive manufacturers in some retail markets, which may negatively affect our operating results, financial condition or cash flows. Some of our competitors may have greater financial, marketing and personnel resources and lower overhead and sales costs than us. We do not have any cost advantage over other franchised automotive dealerships when purchasing new vehicles from the automotive manufacturers.

In addition to competition for vehicle sales, our dealerships compete with other franchised dealerships to perform warranty repairs and with other automotive dealers, independent service center chains, independent garages and others in connection with our non-warranty repair, routine maintenance and parts business. A number of regional or national chains offer selected parts and services at prices that may be lower than our dealerships’ prices. We also compete with a broad range of financial institutions in arranging financing for our customers’ vehicle purchases.

In addition, customers are using the Internet to compare pricing for cars and related finance and insurance services, which may reduce our profit margins on those lines of business. Some websites offer vehicles for sale over the Internet without being a franchised dealer, although they must currently source their vehicles from a franchised dealer. If new vehicle sales made over the Internet are allowed to be conducted without the involvement of franchised dealers, or if dealerships are able to effectively use the Internet to sell outside of their markets, our business could be materially adversely affected. We could also be materially adversely affected to the extent that Internet companies acquire dealerships or ally themselves with our competitors’ dealerships.

The success of our distribution of the smart fortwo is directly impacted by availability and consumer demand for this vehicle.

We are the exclusive distributor of the smart fortwo vehicle in the U.S. and Puerto Rico. The profitability of this business depends upon the number of vehicles we distribute, which in turn is impacted by consumer demand for this vehicle. In 2008, we distributed 27,054 smart fortwo vehicles and for the nine months ended September 30, 2009, we distributed 12,774 vehicles. We believe demand for the smart fortwo is subject to the same general economic conditions, consumer confidence, personal discretionary spending, interest rates and credit availability that impact the retail automotive industry generally. Because the smart fortwo is a vehicle with high fuel economy, future demand may be more responsive to changes in fuel prices than other vehicles. In the event sales of the smart fortwo are less than we expect, our related results of operations and cash flows may be materially adversely affected.

We are subject to purchase commitments pursuant to the smart distribution agreement, which requires us to purchase a number of vehicles to be negotiated on an ongoing basis. In addition, we are potentially subject to a purchase commitment pursuant to the smart franchise agreement and state franchise laws in the event of franchise terminations. To the extent we are required to purchase vehicles that we are unable to distribute to franchised dealers, or repurchase vehicles from dealerships that we are unable to distribute to other franchised dealers, our results of operations, financial condition or cash flows may be adversely affected.

The smart fortwo is manufactured by Mercedes-Benz Cars at its Hambach, France factory. In the event of a supply disruption or if sufficient quantities of the smart fortwo are not made available to us, or if we accept vehicles and are unable to economically distribute those vehicles to the smart dealership network, our cash flows or results of operations may be materially adversely affected.

Our capital costs and our results of operations may be adversely affected by a rising interest rate environment.

We finance our purchases of new and, to a lesser extent, used vehicle inventory using floor plan financing arrangements under which we are charged interest at floating rates. In addition, we obtain capital for general corporate purposes, dealership acquisitions and real estate purchases and improvements, predominantly under floating interest rate credit facilities. Therefore, excluding the potential mitigating effects from interest rate hedging techniques, our interest expenses will rise with increases in interest rates. Rising interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, including new and used vehicles sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues, which could materially adversely affect our results of operations, financial condition or cash flows.

Our interest costs may also rise independent of general interest rates. For example, the dislocation of worldwide credit markets has resulted in an increase in the cost of capital for the captive finance subsidiaries that provide us financing for our inventory procurement. Certain of those companies have responded by increasing the cost of such financing to us. Materially increased interest costs could materially adversely affect our results of operations, financial condition or cash flows.

Our substantial indebtedness and lease commitments may limit our ability to obtain financing for acquisitions and may require that a significant portion of our cash flow be used for debt service, debt repayment and lease payments.

We have a substantial amount of indebtedness. As of September 30, 2009, we had approximately $1.1 billion of floor plan notes payable outstanding and approximately $1.0 billion of total non-floor plan debt outstanding, including $306.3 million of senior subordinated convertible notes currently expected to be redeemed in April 2011 or otherwise refinanced on or prior thereto. As of September 30, 2009, $159.0 million of term loans, $1.3 million of letters of credit and no revolving borrowings were outstanding under our U.S. credit agreement and outstanding loans under our U.K. credit agreement amounted to £66.4 million ($106.0 million), including £14.1 million ($22.6 million) under the term loan. As of September 30, 2009, we had the ability to draw on up to $358.3 million of unutilized debt capacity under our credit facilities.

We have historically structured our operations so as to minimize our ownership of real property. As a result, we lease or sublease substantially all of our dealerships properties and other facilities. These leases are generally for a period of between five and 20 years, and are typically structured to include renewal options at our election. Our total rent obligations under those leases, including extension periods we may exercise at our discretion and assuming constant consumer price indices, is currently estimated to be approximately $4.8 billion.

Our substantial debt and operating lease commitments could have important consequences. For example, they could:

•	make it more difficult for us to obtain additional financing in the future for our acquisitions and operations, working capital requirements, capital expenditures, debt service or other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flows from operations to repay debt and related interest rather than to other areas of our business;

•	limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions or paying dividends;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	make us more vulnerable in the event of adverse economic or industry conditions or a downturn in our business.

Our ability to meet our lease and debt service and repayment obligations depends on our future performance, which will be impacted by general economic conditions and by financial, business and other competitive factors, many of which are beyond our control. These factors could include operating difficulties, increased operating costs, the actions of competitors, regulatory developments and delays in implementing our growth strategies. Our ability to meet our debt and lease obligations may depend on our success in implementing our business strategies, and we may not be able to implement our business strategies or the anticipated results of our strategies may not be realized.

If our business does not generate sufficient cash flow from operations or future sufficient borrowings are not available to us, we may not be able to service or repay our debt or leases or to fund our other liquidity needs. In that event, we may have to delay or cancel acquisitions, sell equity securities, sell assets or restructure or refinance our debt. If we are unable to service or repay our debt or leases, we may not be able to pursue these options on a timely basis or on satisfactory terms or at all. In addition, the terms of our existing or future franchise agreements, agreements with manufacturers or debt agreements may prohibit us from adopting any of these alternatives.

If we are unable to refinance or repay our 3.5% senior subordinated convertible notes in April 2011, our overall liquidity position may be materially adversely affected.

In January 2006, we issued $375.0 million aggregate principal amount of 3.50% senior subordinated convertible notes due 2026 (the “Convertible Notes”), of which $306.3 million are currently outstanding. Holders of the Convertible Notes may require us to purchase all or a portion of their Convertible Notes for cash on April 1, 2011, at a purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to the applicable purchase date. We currently expect to redeem the Convertible Notes in April 2011 or otherwise refinance the notes on or prior thereto. If our business does not generate sufficient cash flow from operations or future sufficient borrowings are not available to us, we may not be able to refinance or repay the Convertible Notes. In that event, we may have to delay or cancel acquisitions, sell equity securities, sell assets or restructure or refinance the Convertible Notes and our other indebtedness. If these efforts are not successful, our results of operations, financial condition and cash flows may be materially adversely impacted, including by resulting in cross-defaults of substantially all of our other indebtedness.

Our inability to raise capital for the purchase of vehicle inventory or otherwise could adversely affect us.

We depend to a significant extent on our ability to finance the purchase of inventory in the form of floor plan financing. Floor plan financing is financing from a vehicle manufacturer or third party secured by the vehicles we sell. Our dealerships borrow money to buy a particular vehicle from the manufacturer and generally pay off the floor plan financing when they sell the particular vehicle, paying interest during the interim period. Our floor plan financing is secured by substantially all of the assets of our automotive dealership subsidiaries. Our remaining assets are pledged to secure our credit facilities. This may impede our ability to borrow from other sources.

Most of our floor plan lenders are associated with manufacturers with whom we have franchise agreements. Consequently, the deterioration of our relationship with a manufacturer could adversely affect our relationship with the affiliated floor plan lender and vice versa. Any inability to obtain floor plan financing on customary terms, or the termination of our floor plan financing arrangements by our floor plan lenders, could materially adversely affect our results of operations, financial condition or cash flows.

We require substantial capital in order to acquire and renovate automotive dealerships. This capital has historically been raised through public or private financing, including through the issuance of debt or equity securities, sale-leaseback transactions and other sources. Availability under our credit agreements may be limited by the covenants and conditions of those facilities and we may not be able to raise additional funds. If we raise additional funds by issuing equity securities, dilution to then existing stockholders may result. If adequate funds are not available, we may be required to significantly curtail our acquisition and renovation programs, which could materially and adversely affect our growth strategy.

Our failure to comply with our debt and operating lease covenants could have a material adverse effect on our business, financial condition or results of operations.

Our U.S. credit agreement, U.K. credit agreement, and certain operating leases contain financial and operating covenants. A breach of any of these covenants could result in a default under the applicable agreement. If a default were to occur, we would likely seek a waiver of that default, attempt to reset the covenant, or refinance the instrument and accompanying obligations. If we were unable to obtain this relief, the default could result in the acceleration of that debt or lease obligation. In addition, these agreements, as well as the indentures that govern our 7.75% notes and our 3.5% convertible notes, contain cross-default provisions such that a default under one agreement could result in a default under all of our significant financing and operating agreements. If a default and/or cross default were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Any of these events, if they occur, could materially adversely affect our results of operations, financial condition, and cash flows.

We depend on the performance of sublessees to offset costs related to certain of our lease agreements and if the sublessees do not perform as expected, we could experience a material adverse effect on our business, financial condition or results of operations.

Since 1999, we have sold a number of dealerships to third parties. As a condition to the sale, we have at times remained liable for the lease payments relating to the properties on which those franchises operate. We are also party to lease agreements on properties that we no longer use in our retail operations that we have sublet to third parties. The aggregate rent paid by the tenants on those properties during the nine months ended September 30, 2009 was approximately $11.3 million and, in aggregate, we guarantee or are otherwise liable for approximately $197.9 million of lease payments, including lease payments during available renewal periods. We rely on the subtenants to pay the associated rent and maintain the property. In the event the subtenant does not perform as expected (due to their financial condition or other factors such as the market performance of the underlying vehicle manufacturer), we may not be able to recover amounts owed to us. In either event, we could be required to fulfill these obligations, which could materially adversely affect our results of operations, financial condition or cash flows.

Property loss, business interruptions or other liabilities at some of our dealerships could impact our results of operations.

The automotive retail business is subject to substantial risk of property loss due to the significant concentration of property values at dealership locations, including vehicles and parts. We have historically experienced business interruptions at several of our dealerships due to adverse weather conditions or other extraordinary events, such as wild fires in California or hurricanes in Florida. Other potential liabilities arising out of our operations involve claims by employees, customers or third parties for personal injury or property damage and potential fines and penalties in connection with alleged violations of regulatory requirements. To the extent we experience future similar events, our results of operations, financial condition or cash flows may be materially adversely impacted.

We rely on the management information systems at our dealerships, which are licensed from third parties and are used in all aspects of our sales and service efforts, as well as in the preparation of our consolidating financial and operating data. These systems are principally provided by one supplier in the U.S. and one supplier in the U.K. To the extent these systems become unavailable to us for any reason, or if our relationship deteriorates with either of our two principal suppliers, our business could be significantly disrupted which could materially adversely affect our results of operations, financial condition and cash flow.

If we lose key personnel or are unable to attract additional qualified personnel, our business could be adversely affected.

We believe that our success depends to a significant extent upon the efforts and abilities of our executive management and key employees, including, in particular, Roger S. Penske, our Chairman and Chief Executive Officer. In addition, certain of our agreements provide the counterparty with certain rights in the event Mr. Penske no longer participates in our business. For example, the general distribution agreement pursuant to which we distribute the smart fortwo provides smart gmbh the right to terminate in the event Mr. Penske is not participating in the smart distribution business (for any reason) and a replacement satisfactory to smart gmbh is not appointed within a reasonable period of time. Additionally, our business is dependent upon our ability to continue to attract and retain qualified personnel, including retaining dealership management in connection with acquisitions.

We generally have not entered into employment agreements with our key personnel. The loss of the services of one or more members of our senior management team, including, in particular, Roger S. Penske, could have a material adverse effect on us. We do not have key man insurance for any of our executive officers or key personnel. The loss of any of our key employees or the failure to attract qualified managers could have a material adverse effect on our business.

We are subject to substantial regulation, claims and legal proceedings, any of which could adversely affect our profitability.

A number of regulations affect the marketing, selling, financing, distributing and servicing of automobiles. These laws also regulate our conduct of business, including our advertising, operating, financing, employment and sales practices. Our foreign operations are subject to similar regulations in their respective jurisdictions.

Our financing activities with customers are subject to truth-in-lending, consumer leasing, equal credit opportunity and similar regulations, as well as motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some jurisdictions regulate finance fees that may be paid as a result of vehicle sales and have increased scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles. In the event of regulation restricting our ability to generate revenue from arranging financing for our customers, we could be adversely affected. We could also be susceptible to claims or related actions if we fail to operate our business in accordance with applicable laws. Claims arising out of actual or alleged violations of law may be asserted against us or any of our dealers by individuals, either individually or through class actions, or by governmental entities in civil or criminal investigations and proceedings. Such actions may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations.

We are involved in legal proceedings in the ordinary course of business including litigation with customers regarding our products and services, and expect to continue to be subject to claims related to our existing business and any new business. A significant judgment against us or the imposition of a significant fine could have a material adverse effect on our business, financial condition and future prospects.

If state franchise laws in the U.S. are repealed or weakened, our dealership franchise agreements will be more susceptible to termination, non-renewal or renegotiation.

State franchise laws in the U.S. generally provide that an automotive manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or non-renewal. Some state franchise laws allow dealers to file protests or petitions or to attempt to comply with the manufacturer’s criteria within the notice period to avoid the termination or non-renewal. If franchise laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without advance notice, an opportunity to cure, or a showing of good cause. Without the protection of state franchise laws, it may also be more difficult for our U.S. dealerships to renew their franchise agreements upon expiration, which could materially adversely affect our results of operations, financial condition or cash flows. Jurisdictions outside the U.S. generally do not have these laws and, as a result, operate without these protections.

Our dealerships are subject to environmental regulations that may result in claims and liabilities which could be material.

We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the operation and removal of storage tanks, and the use, storage and disposal of hazardous substances. Our dealerships, and service, parts and body shop operations in particular use, store and contract for recycling or disposal of hazardous materials. Any non-compliance with these regulations could result in significant fines, penalties and remediation costs which could adversely affect our results of operations, financial condition or cash flows.

In the U.S., we may also have liability in connection with materials that were sent to third-party recycling, treatment, and/or disposal facilities under federal and state statutes. In that case, regulations may make us responsible for liability relating to the investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. In connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. In connection with dispositions of businesses, or dispositions previously made by companies we acquire, we may retain exposure for environmental costs and liabilities, some of which may be material.

An expanding trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our results of operations and financial condition. Vehicle manufacturers are subject to federally mandated corporate average fuel economy standards, which will increase substantially over the next several years. Furthermore, in response to recent studies suggesting that emissions of carbon dioxide and certain other gases, referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere, climate change-related legislation to restrict greenhouse gas emissions is being considered at the state and federal level to reduce emissions of greenhouse gases. Significant increases in fuel economy requirements or new federal or state restrictions on emissions of carbon dioxide that may be imposed on vehicles and automobile fuels could adversely affect demand for the vehicles that we sell. Environmental laws and regulations are complex and subject to change. Compliance with any new or more stringent laws or regulations, stricter interpretations of existing laws, or the future discovery of environmental conditions could require additional expenditures by us which could materially adversely affect our results of operations, financial condition or cash flows.

Our principal stockholders have substantial influence over us and may make decisions with which you disagree.

Penske Corporation through various affiliates beneficially owns 40% of our outstanding common stock and is expected to beneficially own 35% of our outstanding stock assuming completion of this offering and no exercise of the underwriters’ option to purchase additional shares. In addition, Penske Corporation and its affiliates have entered into a stockholders agreement with our second largest stockholder, Mitsui & Co., Ltd. and one of its affiliates, pursuant to which they have agreed to vote together as to the election of our directors. Collectively, these two groups beneficially own 57% of our outstanding stock and are expected to beneficially own 52% of our outstanding common stock assuming completion of this offering and no exercise of the underwriters’ option to purchase additional shares. As a result, these persons have the ability to control the composition of our Board of Directors and therefore they may be able to control the direction of our affairs and business. This concentration of ownership, as well as various provisions contained in our agreements with manufacturers, our certificate of incorporation and bylaws and the Delaware General Corporation Law, could have the affect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals. These provisions include the stock ownership limits imposed by various manufacturers and our ability to issue “blank check” preferred stock and the “interested stockholder” provisions of Section 203 of the Delaware General Corporation Law.

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

Some of our executive officers also hold executive positions at other companies affiliated with our largest stockholder. Roger S. Penske, our Chairman and Chief Executive Officer, is also Chairman and Chief Executive Officer of Penske Corporation, a diversified transportation services company. Robert H. Kurnick, Jr., our President and a director, is also President of Penske Corporation and Hiroshi Ishikawa, our Executive Vice President — International Business Development and a director, serves in a similar capacity for Penske Corporation. Much of the compensation of these officers is paid by Penske Corporation and not by us, and while these officers have historically devoted a substantial amount of their time to our matters, these officers are not required to spend any specific amount of time on our matters. Furthermore, one of our directors, Richard J. Peters serves as a director of Penske Corporation. In addition, Penske Corporation owns Penske Motor Group, a privately held automotive dealership company with operations in southern California.

Periodically, we have purchased or sold real property and improvements to Automotive Group Reality, a wholly-owned subsidiary of Penske Corporation, which in some cases we have then leased. Due to their relationships with these related entities, Messrs. Ishikawa, Kurnick, Penske, and Peters may have a conflict of interest in making any decision related to transactions between their related entities and us, or with respect to allocations of corporate opportunities.

Penske Corporation has pledged its shares of common stock to secure a loan facility.

Penske Corporation and certain of its affiliates have pledged 36,112,044 shares of our common stock as collateral to secure a loan facility. If a default under the loan facility were to occur, Penske Corporation would likely seek a waiver of that default, attempt to reset any covenant breached, or refinance the instrument and accompanying obligations. If it were unable to obtain this relief, under certain circumstances, the lenders under these loans could elect to foreclose on these shares. The market price of our common stock could materially decline if the lenders were to sell the pledged shares in the open market. In addition, a foreclosure on the shares by the lenders could materially affect Penske Corporation’s voting rights relating to our Company and our relationships with the automotive manufacturers we represent. See “— Automotive manufacturers impose limits on our ability to issue additional equity and on the ownership of our common stock by third parties, which may hamper our ability to meet our financing needs.” A substantial decrease in Penske Corporation’s ownership of our Company could also lead to a default under or termination of existing or future agreements of ours. For example, the trademark agreement pursuant to which we license the “Penske” name could be terminated 24 months after the date that Penske Corporation and certain of its affiliates no longer own at least 20% of our voting stock.

Our operations outside the U.S. are subject to foreign currency risk and other risks associated with operating in foreign jurisdictions.

In recent years, between 30% and 40% of our revenues have been generated outside the U.S., predominately in the United Kingdom. As a result, we are exposed to the risks involved in foreign operations, including:

•	changes in foreign currency rates;

•	changes in international tax laws and treaties, including increases of withholding and other taxes on remittances and other payments by subsidiaries;

•	tariffs, trade barriers, and restrictions on the transfer of funds between nations;

•	changes in international governmental regulations;

•	the impact of local economic and political conditions;

•	the impact of European Commission regulation and the relationship between the United Kingdom and continental Europe; and

•	the impact of limited franchise protection in Europe.

If our operations outside the U.S. fail to perform as expected, we may be adversely impacted. In addition, our results of operations and financial position are reported in the local currency and are then translated into U.S. dollars at applicable foreign currency exchange rates for inclusion in our consolidated financial statements. As exchange rates fluctuate, particularly between the U.S. and U.K., our results of operations as reported in U.S. dollars will fluctuate. For example, if the U.S. dollar were to strengthen against the U.K. pound, our U.K. results of operations would translate into less U.S. dollar reported results.

Because a significant portion of our new vehicle business involves the sale of vehicles, vehicle parts or vehicles composed of parts that are manufactured outside the region in which they are sold, our operations are subject to customary risks associated with imported merchandise, including fluctuations in the relative value of currencies, import duties, exchange controls, differing tax structures, trade restrictions, transportation costs, work stoppages and general political and economic conditions in foreign countries. Any of those fluctuations could materially affect our operations and our ability to purchase imported vehicles and parts at competitive prices as compared to products manufactured in the U.S., which could materially adversely affect our business.

Our investments in joint ventures subject us to additional business risks, including the potential for future impairment charges if the joint ventures do not perform as expected.

We have invested in a variety of joint ventures, including retail automotive operations in Germany and a 9.0% limited partnership interest in Penske Truck Leasing (“PTL”). The net book value of our joint venture investments, including PTL, was $297.2 million, as of September 30, 2009. We expect to receive future operating distributions from our joint venture investments and to realize U.S. tax savings as a result of the investment in PTL. These benefits may not be realized if the joint ventures do not perform as expected, or if changes in tax, financial or regulatory requirements, changes in the financial health of the joint venture customers, labor strikes or work stoppages, lower asset utilization rates or industry competition negatively impact the results of the joint venture operations. In addition, if any of the businesses do not perform as expected, we may recognize an impairment charge which could be material and which could adversely affect our financial results for the periods in which any charge occurs.

We may write down the value of our goodwill or franchises which could have a material adverse impact on our results of operations and stockholders’ equity.

We have an aggregate of $1,009.9 million of goodwill and franchise value on our consolidated balance sheet as of September 30, 2009. These intangible assets are subject to impairment assessments at least annually (or more frequently when events or circumstances indicate that an impairment may have occurred) by applying a fair-value based test. In the fourth quarter of 2008, we recorded a $606.3 million pre-tax goodwill impairment charge and a $37.1 million pre-tax franchise value impairment charge. If the growth assumptions embodied in our impairment tests prove inaccurate, we may incur incremental impairment charges. In particular, a decline of 10% or more in the estimated fair market value of our U.K. reporting unit or a decline in the market value of our common stock compared to its value as of September 30, 2009 would likely yield a further significant write down of the goodwill attributable to our U.K. reporting unit. The net book value of the goodwill attributable to the U.K. reporting unit as of September 30, 2009 is approximately $336.3 million, a substantial portion of which would likely be written off if step one of the impairment test indicates impairment. If we experienced such a decline in our other reporting units, we would not expect to incur significant goodwill impairment charges. However, a 10% reduction in the estimated fair value of our franchises would result in incremental franchise value impairment charges of approximately $10.0 million. Any such impairment losses could materially adversely affect our shareholders’ equity and other results of operations.

Risks Related to an Investment in Our Common Stock and this Offering

The price of our common stock is subject to substantial fluctuation, which may be unrelated to our performance, and you could lose part or all of your investment.

Our common stock has experienced significant price fluctuations. The market price of our common stock could fluctuate significantly for various reasons, including:

•	variability in our results of operations;

•	conditions specific to the automobile retail industry;

•	earnings and other announcements by our competitors;

•	changes in government and environmental regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel; and

•	recommendations by securities analysts.

In addition, the stock market recently has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. Significant fluctuations in the prices of common stock in recent years has resulted in class action lawsuits being brought against companies. If any such lawsuits were brought against our company, the lawsuit could require large expenditures to defend the suit, divert management’s attention from running our business, harm our company’s reputation and otherwise have a material adverse effect on our business. Furthermore, volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

The potential for sales of substantial amounts of our common stock in the public market may have a material adverse effect on our stock price. After this offering is completed, we will have 91,617,746 shares of common stock outstanding. Of these shares, 48,423,974 shares (assuming no exercise of the underwriters’ option to purchase additional shares) will be subject to lockup agreements with the underwriters which will restrict the sale of these shares for 90 days. All other shares will be freely tradable except for shares held by persons deemed to be “affiliates” of us. Shares held by affiliates may only be resold pursuant to an effective registration statement or an exemption from registration, including in compliance with the volume, manner of sale, holding period and other limitations of Rule 144. The majority of our outstanding shares are held by two shareholders, each of whom has registration rights that could result in a substantial number of shares being sold in the market.

In addition to outstanding shares eligible for sale, 290,668 shares of our common stock are issuable under currently outstanding stock options granted to employees of the company. An additional 2,088,646 shares of common stock are reserved for issuance to employees under equity incentive plans. In addition, we have reserved for issuance up to 15,826,124 shares for issuance under our 3.5% senior subordinated convertible notes due 2026, which, if issued, may result in substantial dilution to common shareholders or adversely effect our stock price. Finally, we have a significant amount of authorized but unissued shares that, if issued, could materially adversely affect our stock price.

We cannot determine the impact on the market price of our common stock of these shares which are eligible for sale in the market. See “Shares Eligible for Future Sale.”

Our Board of Directors suspended our quarterly dividend in February 2009 as part of our ongoing cost curtailment and cash management initiatives. We have no current plans to pay cash dividends on our common stock for the foreseeable future. As a result, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We suspended our dividend in February 2009 as part of our ongoing cost curtailment and cash management initiatives and have no current plans to pay any cash dividends for the foreseeable future. See “Dividend Policy.” Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our earnings, capital requirements, financial condition, restrictions imposed by any then existing indebtedness and other factors considered relevant by our Board of Directors. The indenture governing our 7.75% senior subordinated notes contains, and any future indenture that governs any notes which may be issued by us may contain, certain limitations on our ability to pay dividends. We are a holding company whose assets consist primarily of the direct or indirect ownership of the capital stock of our operating subsidiaries. Consequently, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their ability to distribute earnings and other advances and payments to us. Also, pursuant to the automotive franchise agreements to which our dealerships are subject, our dealerships are generally required to maintain a certain amount of working capital, which could limit our subsidiaries’ ability to pay dividends. As a result, you may not receive any return on an investment in our common stock unless the market price of our common stock appreciates and you sell our common stock for a price greater than that which you pay for it in this offering.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our restated certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board of Directors. These provisions include:

•	the ability of our Board of Directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

•	the power of a majority of the Board of Directors to fix the number of directors;

•	the power of our Board of Directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise; and

•	advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings.

The foregoing factors, as well as the significant common stock ownership by certain large stockholders, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares offered pursuant to this prospectus, including any sales pursuant to the overallotment option. All of such proceeds will be received by the selling stockholders named in this prospectus, which include affiliates of Penske Corporation, but not Roger S. Penske in his individual capacity. Penske Corporation has informed us that it expects to use the net proceeds from this offering for working capital purposes that may include the repayment of amounts outstanding under its credit facilities.

The selling stockholders will pay any underwriting discounts and commissions as well as brokerage, accounting, tax and any certain other expenses incurred by the selling stockholders in disposing of the shares. We will bear certain expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of September 30, 2009. You should read the following table along with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and related footnotes incorporated by reference into this prospectus. There have been no adjustments to the figures reported within the capitalization table as we will not receive any of the proceeds from the sale of shares offered pursuant to this prospectus.

As of
September 30,
2009
(Unaudited)
(In millions)

Cash and cash equivalents	$29.5

Short-term debt, excluding floor plan notes payable	—
Floor plan notes payable	1,088.5
Current portion of long-term debt	15.1

Total short-term debt	$1,103.6

Long-term debt (excluding current portion):
U.S. credit agreement — revolving credit line	$—
U.S. credit agreement — term loan(1)	159.0
U.K. credit agreement — revolving credit line	65.5
U.K. credit agreement — term loan	8.5
U.K. credit agreement — overdraft facility	18.0
3.5% senior subordinated convertible notes due 2026(2)	286.2
7.75% senior subordinated notes due 2016	375.0
Mortgage facilities	40.7
Other	2.6

Total long-term debt (excluding current portion)	955.5
Total stockholders’ equity attributable to Penske Automotive Group	915.2

Total capitalization	$1,870.7

(1)	We repaid $10.0 million of this term loan in the fourth quarter of 2009.
(2)	There were $306.3 million aggregate principal amount of 3.5% senior subordinated convertible notes due 2026 outstanding as of September 30, 2009.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our Common Stock is listed on the New York Stock Exchange under the symbol “PAG.” The following table sets forth the high and low sales prices for our common stock for each calendar quarter during the periods indicated.

	Price Range of
	Common Stock		Dividend Paid
	High	Low	per Share

First Quarter 2010 (through January 15, 2010)	$17.70	$15.09	—
Fiscal year ended December 31, 2009
Fourth Quarter	$19.15	$14.21	$0.00
Third Quarter	21.40	14.33	0.00
Second Quarter	18.86	8.88	0.00
First Quarter	10.34	4.82	0.00
Fiscal year ended December 31, 2008
Fourth Quarter	$11.54	$5.04	$0.09
Third Quarter	23.58	10.51	0.09
Second Quarter	22.51	14.67	0.09
First Quarter	20.56	13.57	0.09
Fiscal year ended December 31, 2007
Fourth Quarter	$22.57	$17.33	$0.09
Third Quarter	22.92	18.81	0.07
Second Quarter	22.51	19.39	0.07
First Quarter	24.62	20.17	0.07

DIVIDEND POLICY

We paid dividends of nine cents per share on March 3, 2008, June 2, 2008, September 1, 2008 and December 1, 2008. In February 2009, we announced the suspension of our quarterly cash dividend. Future quarterly or other cash dividends will depend upon our earnings, capital requirements, financial condition, restrictions imposed by any then existing indebtedness and other factors considered relevant by our Board of Directors. The indenture governing our 7.75% senior subordinated notes contains, and any future indenture that governs any notes which may be issued by us may contain, certain limitations on our ability to pay dividends. We are a holding company whose assets consist primarily of the direct or indirect ownership of the capital stock of our operating subsidiaries. Consequently, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their ability to distribute earnings and other advances and payments to us. Also, pursuant to the automotive franchise agreements to which our dealerships are subject, our dealerships are generally required to maintain a certain amount of working capital, which could limit our subsidiaries’ ability to pay dividends. See “Risk Factors — Our Board of Directors suspended our quarterly dividend in February 2009 as part of our ongoing cost curtailment and cash management initiatives. We have no current plans to pay cash dividends on our common stock for the foreseeable future. As a result, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of January 15, 2010 by (1) the selling stockholders, (2) each person known to us to own more than five percent of our common stock, (3) each of our directors, (4) our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers and (5) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. The percentage of ownership is based on 91,617,746 shares of our common stock outstanding on January 15, 2010. Unless otherwise indicated, each person identified in the table below has sole voting and dispositive power with respect to the common stock beneficially owned by that person.

				Beneficially
	Beneficially Owned Prior to This Offering(1)			Owned after This Offering(2)
		Percentage of	Shares to be		Percentage of
		Outstanding	Sold in This		Outstanding
Beneficial Owner	Shares	Shares	Offering	Shares	Shares

Penske Corporation(3)(5) 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	36,746,768	40.1%	4,935,450	31,811,318	34.7%
International Motor Cars Group II, L.L.C.(4)(5) 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	64,550	*	64,550	0	0.0%
Mitsui(3)(5)(6) 2-1, Ohtemachi 1-chome, Chiyoda-ku Tokyo, Japan	15,559,217	17.0%	0	15,559,217	17.0%
Baron Capital Group(7) 767 Fifth Avenue New York, NY 10153	5,938,118	6.5%	0	5,938,118	6.5%
Dimension Fund Advisors LP(8) 1294 Ocean Avenue, 11th Floor Santa Monica, CA 90401	5,970,612	6.5%	0	5,970,612	6.5%
Barclays Global Investors, NA(9) 145 Fremont Street San Francisco, CA 91405	4,673,727	5.1%	0	4,673,727	5.1%
John D. Barr (10)(11)	13,000	*	0	13,000	*
Michael R. Eisenson	45,828	*	0	45,828	*
Hiroshi Ishikawa	11,950	*	0	11,950	*
Robert H. Kurnick(12)	84,142	*	0	84,142	*
William J. Lovejoy (10)(13)	12,000	*	0	12,000	*
Kimberley J. McWaters (10)(14)	10,924	*	0	10,924	*
Lucio A. Noto (10)(15)	23,677	*	0	23,677	*
Robert T. O’Shaughnessy(16)	60,943	*	0	60,943	*
Roger S. Penske(17)	37,472,438	40.9%	5,000,000	32,472,438	35.4%
Richard J. Peters(18)	129,760	*	0	129,760	*
Calvin C. Sharp	17,793	*	0	17,793	*
Shane M. Spradlin(19)	35,529	*	0	35,529	*
Ronald G. Steinhart	32,500	*	0	32,500	*
H. Brian Thompson	46,325	*	0	46,325	*
All directors and executive officers as a group (14 persons)	37,864,757	41.5%	5,000,000	32,864,757	35.9%

*	Less than 1% of outstanding common stock.

(1)	Pursuant to the regulations of the SEC, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares. Each person is deemed to be the beneficial owner of securities which may be acquired within sixty days through the exercise of options, warrants, and rights, if any, and such securities are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person. However, any such shares are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person, except as noted.

(2)	Assumes each selling stockholder has sold all of the shares of common stock offered pursuant to this prospectus and that the underwriters have not exercised their option to purchase additional shares to cover overallotments. Penske Corporation has granted the underwriters a 30-day option to purchase an additional 750,000 shares at the public offering price less underwriting discounts and commissions.

(3)	Penske Corporation is owner of 492,185 shares and the beneficial owner of an additional 35,619,859 shares of common stock, of which it has shared power to vote and dispose together with a wholly owned subsidiary, Penske Automotive Holdings Corp. (“PAHC”). The shares being sold in this offering are owned by PAHC. Penske Corporation also has shared voting power over 634,724 shares under voting agreements. Penske Corporation also has the right to vote the shares owned by Mitsui & Co. under certain circumstances described under “Description of Capital Stock — Agreements with our Stockholders.” If these shares were deemed to be beneficially owned by Penske Corporation, its beneficial ownership would be 52,305,985 shares or 57.1%, and after giving effect to this offering, assuming all of the shares offered pursuant to this prospectus were sold, 47,370,535 shares or 51.7%, or 46,620,535 shares or 50.9% if the overallotment option is exercised in full. Roger S. Penske, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Penske Corporation. Penske Corporation and certain of its affiliates have pledged 36,112,044 shares of our common stock as collateral to secure a loan facility. Under certain circumstances, the lenders under these loans could elect to foreclose on these shares. A foreclosure on the shares by the lenders could materially affect Penske Corporation’s voting control relating to our Company.

(4)	International Motor Cars Group II, L.L.C. is controlled by Penske Capital Partners, L.L.C. Roger S. Penske is the managing member of Penske Capital Partners. These shares are pledged as security to Penske Corporation.

(5)	Penske Capital Partners, International Motor Cars Group II, L.L.C., Mitsui, Penske Corporation and Roger Penske disclaim beneficial ownership of the shares owned by the others that may be deemed to exist pursuant to the Stockholders Agreement described under “Description of Capital Stock — Agreements with our Stockholders” or otherwise.

(6)	Represents 3,111,444 shares held by Mitsui & Co. (U.S.A.), Inc. and 12,447,773 shares held by Mitsui & Co., Ltd.

(7)	As reported on Schedule 13G as of December 31, 2008 and filed with the SEC February 12, 2009.

(8)	As reported on Schedule 13G as of December 31, 2008 and filed with the SEC February 9, 2009.

(9)	As reported on Schedule 13G as of December 31, 2008 and filed with the SEC on February 5, 2009.

(10)	Economic ownership is defined as beneficial ownership (see footnote (1) above) plus the amount of deferred stock units held by certain non-employee directors.

(11)	Mr. Barr owns 8,292.58 deferred stock units which vest following his retirement from our Board of Directors; therefore, his economic ownership consists of 21,293 shares.

(12)	Mr. Kurnick has shared voting power with respect to 31,292 of these shares under a voting agreement with Penske Corporation.

(13)	Mr. Lovejoy owns 25,342.46 deferred stock units which vest following his retirement from our Board of Directors; therefore, his economic ownership consists of 37,342 shares.

(14)	Ms. McWaters owns 4,000 deferred stock units which vest following her retirement from our Board of Directors; therefore, her economic ownership consists of 14,924 shares.

(15)	Mr. Noto also owns 20,412.31 deferred stock units which vest following his retirement from our Board of Directors; therefore, his economic ownership consists of 44,089 shares.

(16)	Includes 5,000 shares issuable upon the exercise of options.

(17)	Includes the 36,746,768 shares deemed to be beneficially owned by Penske Corporation and 64,550 shares deemed to be beneficially owned by Penske Capital Partners, L.L.C., as to all of which shares Mr. Penske may be deemed to have shared voting and dispositive power. Mr. Penske is the managing member of Penske Capital Partners and the Chairman and Chief Executive Officer of Penske Corporation. 64,500 of the shares deemed owned by Penske Capital Partners are pledged as security to Penske Corporation. 36,112,044 of the shares deemed owned by Penske Corporation are pledged under a loan facility. Mr. Penske disclaims beneficial ownership of the shares beneficially owned by Penske Capital Partners and Penske Corporation, except to the extent of his pecuniary interest therein. Penske Corporation also has the right to vote the shares owned by the Mitsui entities (see note 3) under certain circumstances discussed under “Certain Relationships and Related Party Transactions.” If these shares were deemed to be beneficially owned by Mr. Penske, his beneficial ownership would be 53,031,655 shares or 57.9%, and after giving effect to this offering, assuming all of the shares offered pursuant to this prospectus were sold, 48,031,655 shares or 52.4%, or 47,281,655 shares or 51.6% if the overallotment option is exercised in full.

(18)	Mr. Peters has shared voting power with respect to these shares.

(19)	Includes 7,000 shares issuable upon the exercise of options.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of (a) 240,000,000 shares of voting common stock, par value $0.0001 per share, (b) 7,125,000 shares of non-voting common stock, par value $0.0001 per share, (c) 20,000,000 shares of Class C common stock, par value $0.0001 per share, and (d) 100,000 shares of preferred stock, par value $0.0001 per share. As of January 15, 2010 we had 91,617,746 outstanding shares of voting common stock and no outstanding shares of non-voting common stock, Class C common stock, or preferred stock. As of January 15, 2010, 290,668 shares of our common stock were issuable under currently outstanding stock options, and approximately 2,088,646 million shares of common stock were reserved for issuance to employees under our incentive equity plans.

The following summary of the material terms and provisions of our capital stock is not complete and is subject to the terms included in our restated certificate of incorporation, our by-laws, and Delaware law. Reference is made to those documents and to Delaware law for a detailed description of the provisions summarized below.

Common Stock

Each outstanding share of our common stock is identical in all respects and entitles its holder to the same rights and privileges, except as otherwise described below. Holders of shares of common stock do not have preemptive or other rights to subscribe for additional shares of common stock or for any of our other securities.

Voting Common Stock.  Each holder of voting common stock is entitled to one vote per share on all matters to be voted on by our stockholders. In addition, some stockholders that are “regulated stockholders” (as defined below) may at any time convert their shares of voting common stock into an equal number of shares of non-voting common stock in order to comply with applicable regulatory requirements.

Non-Voting Common Stock.  Holders of non-voting common stock are generally not entitled to vote that stock on any matter on which our stockholders are entitled to vote.

Holders of non-voting common stock can vote as a separate class on any merger or consolidation of our company with or into another entity or entities, or any recapitalization or reorganization, in which shares of non-voting common stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of voting common stock or would otherwise be treated differently from shares of voting common stock in connection with such transaction, except that shares of non-voting common stock may, without such a separate class vote, receive non-voting securities which are otherwise identical to the voting securities received with respect to voting common stock so long as (1) the non-voting securities are convertible into the voting securities on the same terms as the non-voting common stock is convertible into voting common stock and (2) all other consideration is equal on a per share basis. Holders of shares of non-voting common stock can vote as a separate class on any amendment to the provisions contained in this paragraph.

Holders of non-voting common stock may at any time convert any or all of their shares into an equal number of shares of voting common stock. However, a holder of non-voting common stock may not convert its shares if, as a result of that conversion, the holder would control (1) more shares of our voting common stock or other securities than the holder is permitted to own pursuant to any regulation applicable to it or (2) with respect to holders regulated by state insurance law, 5% or more of our voting capital stock. However, the shares of non-voting common stock may be converted into voting common stock if the holder believes that such converted shares will be transferred within 15 days pursuant to a “conversion event” and the holder agrees not to vote such shares of voting common stock prior to the conversion event and undertakes to convert such shares back into non-voting common stock if such shares are not transferred pursuant to a conversion event. A “conversion event” includes a public offering by us and certain changes of control of our company.

We may not convert or directly or indirectly redeem, purchase or otherwise acquire any shares of voting common stock or any other class of our capital stock or take any other action affecting the voting rights of such shares if such action will increase the percentage of any class of outstanding voting securities owned or controlled by any regulated stockholder, unless we give written notice of such action to each regulated stockholder. We must defer making any such conversion, redemption, purchase or acquisition for a period of 30 days after giving notice to the regulated stockholders.

We may not be a party to any reorganization, merger or consolidation pursuant to which any regulated stockholder would be required to take (1) any voting securities that would cause such holder to violate any law, regulation or other governmental requirement or (2) any securities convertible into voting securities which if such conversion occurred would cause such holder to violate any law, regulation or governmental requirement.

Class C Common Stock.  If any Class C common stock is issued, each holder of Class C common stock would be entitled to one-tenth of one vote for each share of Class C common stock held by such holder. We currently have no outstanding shares of Class C common stock.

The holders of shares of voting common stock and Class C common stock and, on any matter on which the holders of shares of non-voting common stock are entitled to vote, the holders of shares of non-voting common stock, all vote together as a single class; provided, however, that the holders of shares of non-voting common stock or Class C common stock are entitled to vote as a separate class on any amendment, repeal or modification of any provision of the certificate of incorporation that adversely affects the powers, preference or special rights of the holders of the non-voting common stock or Class C common stock, respectively.

For purposes of this section, “regulated stockholder” includes any stockholder that is subject to Regulation Y and owns our common stock or preferred stock.

Preferred Stock

Our Board of Directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each series, to fix the designations, powers, preferences and rights of the shares of each series and to impose any qualifications, limitations or restrictions of each series. The board may, among other things, determine with respect to each series of preferred stock specific voting rights, designations, dividend rights (and whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences. Because the Board of Directors will have the power to establish the preferences and rights of the shares of any series of preferred stock without any further action or vote by the stockholders, the board may afford the holders of any series of preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock.

The issuance of shares of the preferred stock pursuant to the Board of Directors’ authority may adversely affect the rights of holders of common stock.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors are not personally liable for money damages for breach of fiduciary duty as a director, except for liability:

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any breach of the director’s duty of loyalty to us or our stockholders; and

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws also contain provisions indemnifying our directors, officers, employees and agents to the fullest extent permitted by Delaware law. The indemnification permitted under

Delaware law is not exclusive of any other rights to which such persons may be entitled under our by-laws, any agreement, a vote of stockholders or otherwise.

In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Anti-takeover Effects of Our Certificate of Incorporation and By-laws and Provisions of Delaware Law

A number of provisions in our certificate of incorporation, by-laws and Delaware law may make it more difficult to acquire control of us by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of us to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

No Stockholder Action Without a Meeting.  Our certificate of incorporation and by-laws provide that stockholders may only take action at an annual or special meeting.

Special Meetings of Stockholders.  Our by-laws provide that special meetings of our stockholders may be called only by the Board of Directors, the chairman of the board or the chief executive officer and must be called by the chief executive officer only upon the request of the holders of a majority of the outstanding shares of capital stock entitled to vote. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the Board of Directors, the chairman of the board or the chief executive officer. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the Board of Directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Issuance of Preferred Stock.  The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of our company.

Authorized But Unissued Shares of Common Stock.  The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporation Law.  We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

A “business combination” includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

•	our Board of Directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

•	the business combination is approved by a majority of our Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Agreements with our Stockholders

Entities affiliated with Roger S. Penske, our Chairman of the Board and Chief Executive Officer, are parties to a stockholders agreement described below. Mr. Penske is also Chairman of the Board and Chief Executive Officer of Penske Corporation, and, through entities affiliated with Penske Corporation, our largest stockholder. The parties to the stockholders agreement are International Motor Cars Group, II, L.L.C. (“IMCGII”), Mitsui & Co., Ltd., Mitsui & Co, (USA), Inc. (collectively, “Mitsui”), Penske Corporation and Penske Automotive Holdings Corp. We refer to IMCGII, Penske Corporation and Penske Automotive Holdings Corp. as the Penske affiliated companies.

Purchase Agreement.  In connection with a sale of shares of our common stock to Mitsui in March 2004, Mitsui and the Penske affiliated companies agreed to certain “standstill” provisions. Until termination of the stockholders agreement discussed below, among other things and with some exceptions, the parties have agreed not to acquire or seek to acquire any of our capital stock or assets, enter into or propose business combinations involving us, participate in a proxy contest with respect to us or initiate or propose any stockholder proposals with respect to us. Notwithstanding the prior sentence, the purchase agreement permits (1) any transaction approved by either a majority of disinterested members of our Board of Directors or a majority of our disinterested stockholders, (2) in the case of Mitsui, the acquisition of securities if, after giving effect to such acquisition, its beneficial ownership in us is less than or equal to 49%, (3) in the case of the Penske affiliated companies, the acquisition of securities if, after giving effect to such acquisition, their aggregate beneficial ownership in us is less than or equal to 65%, and (4) the acquisition of securities resulting from equity grants by the Board of Directors to individuals for compensatory purposes.

We have also agreed to grant Mitsui the right to an observer to our Board of Directors as long as it owns at least 2.5% of our outstanding common stock, and the right to have an appointee designated as a senior vice president of Penske Automotive, as long as it owns at least 10% of our outstanding common stock. Mr. Hiroshi Ishikawa, one of our directors, has been appointed as our Executive Vice President — International Business Development. We also agreed not to take any action that would restrict the ability of a stockholder to propose, nominate or vote for any person as a director of us, subject to specified limitations.

Stockholders Agreement.  Simultaneously with this purchase, Mitsui and the Penske affiliated companies entered into a stockholders agreement. Under this stockholders agreement, the Penske affiliated companies agreed to vote their shares for one director who is a representative of Mitsui. In turn, Mitsui agreed to vote its shares for up to fourteen directors voted for by the Penske affiliated companies. In addition, the Penske affiliated companies agreed that if they transfer any of our shares of common stock, Mitsui would be entitled to “tag along” by transferring a pro rata amount of its shares upon similar terms and conditions, subject to certain limitations. This agreement terminates on its tenth anniversary, upon the mutual consent of the parties or when either party no longer owns any of our common stock.

Registration Rights Agreements.  We have granted the Mitsui and the Penske affiliated companies registration rights. Pursuant to our agreements, the Penske affiliated companies each may require us on three occasions to register all or part of our common stock held by them, subject to specified limitations. This offering is being consummated pursuant to such provision. The Penske affiliated companies are also entitled to request inclusion of all or any part of their common stock in any registration of securities by us on Forms S-1 or S-3 under the Securities Act of 1933, as amended (the “Securities Act”). Our agreement with Mitsui grants it the right to require us on two occasions to register all or part of its common stock, subject to specified limitations. Mitsui also is entitled to request inclusion of all or any part of its common stock in any registration of securities by us on Forms S-1 or S-3 under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “PAG.”

SHARES ELIGIBLE FOR FUTURE SALE

The potential for sales of substantial amounts of our common stock in the public market after this offering and the perception that such sales could occur may have a material adverse effect on the market price of our common stock and our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. After this offering is completed, we will have 91,617,746 shares of common stock outstanding. Beneficial owners of 48,423,974 shares of common stock (assuming no exercise of the underwriters’ option to purchase additional shares) will be subject to lockup agreements with the underwriters which will restrict the sale of these shares for 90 days.

Subject to the lockup agreements, all of our outstanding shares of common stock will be freely tradable except for shares held by any of our affiliates which may be resold pursuant to an effective registration statement or an applicable exemption from registration, including the exemption under Rule 144. In general, under Rule 144 as currently in effect, a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least six months would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will be approximately 916,177 shares after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144.

Persons deemed to be affiliates are always subject to these volume limitations, even after the applicable holding periods have been satisfied. Sales by our affiliates under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. In addition, in some cases successive purchasers can “tack” the holding period of the prior owners of the securities in order to satisfy the six-month and one year holding period requirements.

We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors beyond our control. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

In addition to outstanding shares eligible for sale, 290,668 shares of our common stock are issuable under currently outstanding stock options granted to our employees. An additional 2,088,646 shares of common stock are reserved for issuance to employees under our equity incentive plans. In addition, we have reserved for issuance up to 15,826,124 shares for issuance under our 3.5% senior subordinated convertible notes due 2026.

DESCRIPTION OF DEBT

Inventory Financing

We finance substantially all of our new and a portion of our used vehicle inventories under revolving floor plan notes payable with various lenders, including the captive finance companies associated with automotive manufacturers. In the U.S., the floor plan arrangements are due on demand; however, we have not historically been required to make loan principal repayments prior to the sale of the vehicles financed. We typically make monthly interest payments on the amount financed. In the U.K., substantially all of our floor plan arrangements are payable on demand or have an original maturity of 90 days or less and we are generally required to repay floor plan advances at the earlier of the sale of the vehicles financed or the stated maturity. The floor plan agreements grant a security interest in substantially all of the assets of our dealership subsidiaries and in the U.S. are guaranteed by us. Interest rates under the floor plan arrangements are variable and increase or decrease based on changes in the prime rate, defined LIBOR or defined Euro Interbank Offer Rate.

U.S. Credit Agreement

We are party to a $409.0 million credit agreement with DCFS USA LLC and Toyota Motor Credit Corporation, as amended (the “U.S. credit agreement”), which provides for up to $250.0 million in revolving loans for working capital, acquisitions, capital expenditures, investments and other general corporate purposes, a non-amortizing term loan originally funded for $219.0 million, and for an additional $10.0 million of availability for letters of credit, through September 30, 2012. The revolving loans bear interest at a defined LIBOR plus 2.50%, subject to an incremental 0.50% for uncollateralized borrowings in excess of a defined borrowing base. The term loan, which bears interest at defined LIBOR plus 2.50%, may be prepaid at any time, but then may not be re-borrowed. We repaid $40.0 million of this term loan in the third quarter of 2009 and an additional $10 million in the fourth quarter of 2009.

The U.S. credit agreement is fully and unconditionally guaranteed on a joint and several basis by our domestic subsidiaries and contains a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. We are also required to comply with specified financial and other tests and ratios, each as defined in the U.S. credit agreement, including: a ratio of current assets to current liabilities, a fixed charge coverage ratio, a ratio of debt to stockholders’ equity and a ratio of debt to EBITDA. A breach of these requirements would give rise to certain remedies under the agreement, the most severe of which is the termination of the agreement and acceleration of the amounts owed. As of September 30, 2009, we were in compliance with all covenants under the U.S. credit agreement.

The U.S. credit agreement also contains typical events of default, including change of control, non-payment of obligations and cross-defaults to our other material indebtedness. Substantially all of our domestic assets are subject to security interests granted to lenders under the U.S. credit agreement. As of September 30, 2009, $159.0 million of term loans, $1.3 million of letters of credit and no revolving borrowings were outstanding under this facility. As of December 31, 2009, $149.0 million of term loans, $1.3 million of letters of credit and no revolving borrowings were outstanding under the U.S. credit agreement.

U.K. Credit Agreement

Our subsidiaries in the U.K. (the “U.K. subsidiaries”) are party to an agreement with the Royal Bank of Scotland plc, as agent for National Westminster Bank plc, which provides for a funded term loan, a revolving credit agreement and a seasonally adjusted overdraft line of credit (collectively, the “U.K. credit agreement”) to be used to finance acquisitions and for working capital and general corporate purposes. The U.K. credit agreement provides for (1) up to £100.0 million in revolving loans through August 31, 2013, which bear interest between a defined LIBOR plus 1.1% and defined LIBOR plus 3.0%, (2) a term loan originally funded for £30.0 million which bears interest between 6.39% and 8.29% and is payable ratably in quarterly intervals until fully repaid on June 30, 2011, and (3) a demand seasonally adjusted overdraft line of credit for up to £20.0 million that bears interest at the Bank of England Base Rate plus 1.75%.

The U.K. credit agreement is fully and unconditionally guaranteed on a joint and several basis by our U.K. subsidiaries, and contains a number of significant covenants that, among other things, restrict the ability of our U.K. subsidiaries to pay dividends, dispose of assets, incur additional indebtedness, repay other indebtedness, create liens on assets, make investments or acquisitions and engage in mergers or consolidations. In addition, our U.K. subsidiaries are required to comply with specified ratios and tests, each as defined in the U.K. credit agreement, including: a ratio of EBITDAR to interest plus rental payments, a measurement of maximum capital expenditures, and a debt to EBITDA ratio. A breach of these requirements would give rise to certain remedies under the agreement, the most severe of which is the termination of the agreement and acceleration of the amounts owed. As of September 30, 2009, our U.K. subsidiaries were in compliance with all covenants under the U.K. credit agreement.

The U.K. credit agreement also contains typical events of default, including change of control and non-payment of obligations and cross-defaults to other material indebtedness of our U.K. subsidiaries. Substantially all of our U.K. subsidiaries’ assets are subject to security interests granted to lenders under the U.K. credit agreement. As of September 30, 2009, outstanding loans under the U.K. credit agreement amounted to £66.4 million ($106.0 million), including £14.1 million ($22.6 million) under the term loan. As of December 31, 2009, outstanding loans under this facility amounted to £55.0 million ($88.9 million), including, £10.6 million ($17.1 million) under the term loan.

7.75% Senior Subordinated Notes

In December 2006 we issued $375.0 million aggregate principal amount of 7.75% senior subordinated notes due 2016 (the “7.75% Notes”). The 7.75% Notes are unsecured senior subordinated notes and are subordinate to all existing and future senior debt, including debt under our credit agreements, mortgages and floor plan indebtedness. The 7.75% Notes are guaranteed by substantially all wholly-owned domestic subsidiaries on an unsecured senior subordinated basis. Those guarantees are full and unconditional and joint and several. We can redeem all or some of the 7.75% Notes at our option beginning in December 2011 at specified redemption prices, or prior to December 2011 at 100% of the principal amount of the notes plus an applicable “make-whole” premium. Upon certain sales of assets or specific kinds of changes of control, we are required to make an offer to purchase the 7.75% Notes. The 7.75% Notes also contain customary negative covenants and events of default. As of September 30, 2009, we were in compliance with all negative covenants and there were no events of default.

Senior Subordinated Convertible Notes

In January 2006, we issued $375.0 million aggregate principal amount of 3.50% senior subordinated convertible notes due 2026 (the “Convertible Notes”), of which $306.3 million are currently outstanding. The Convertible Notes mature on April 1, 2026, unless earlier converted, redeemed or purchased by us. The Convertible Notes are unsecured senior subordinated obligations and are subordinate to all future and existing debt under our credit agreements, mortgages and floor plan indebtedness. The Convertible Notes are guaranteed on an unsecured senior subordinated basis by substantially all of our wholly-owned domestic subsidiaries. The guarantees are full and unconditional and joint and several. The Convertible Notes also contain customary negative covenants and events of default. As of September 30, 2009, we were in compliance with all negative covenants and there were no events of default.

Holders of the Convertible Notes may convert them based on a conversion rate of 42.7796 shares of our common stock per $1,000 principal amount of the Convertible Notes (which is equal to a conversion price of approximately $23.38 per share), subject to adjustment, under the following circumstances: (1) in any quarterly period, if the closing price of our common stock for twenty of the last thirty trading days in the prior quarter exceeds $28.43 (subject to adjustment), (2) for specified periods, if the trading price of the Convertible Notes falls below specific thresholds, (3) if the Convertible Notes are called for redemption, (4) if specified distributions to holders of our common stock are made or specified corporate transactions occur, (5) if a fundamental change (as defined) occurs, or (6) during the ten trading days prior to, but excluding, the maturity date.

Upon conversion of the Convertible Notes, for each $1,000 principal amount of the Convertible Notes, a holder will receive an amount in cash, equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in the indenture covering the Convertible Notes, of the number of shares of common stock equal to the conversion rate. If the conversion value exceeds $1,000, we will also deliver, at our election, cash, common stock or a combination of cash and common stock with respect to the remaining value deliverable upon conversion.

In the event of a conversion due to a change of control on or before April 6, 2011, we will, in certain circumstances, pay a make-whole premium by increasing the conversion rate used in that conversion. In addition, we will pay additional cash interest commencing with six-month periods beginning on April 1, 2011, if the average trading price of a Convertible Note for certain periods in the prior six-month period equals 120% or more of the principal amount of the Convertible Notes. On or after April 6, 2011, we may redeem the Convertible Notes, in whole at any time or in part from time to time, for cash at a redemption price of 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued and unpaid interest to the applicable redemption date.

Holders of the Convertible Notes may require us to purchase all or a portion of their Convertible Notes for cash on April 1, 2011, April 1, 2016 or April 1, 2021 at a purchase price equal to 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, if any, to the applicable purchase date. Because of this feature, we currently expect to be required to redeem the Convertible Notes in April 2011 or otherwise refinance the notes on or prior thereto. See “Risk Factors — Other Business Risks — If we are unable to refinance or repay our 3.5% senior subordinated convertible notes in April 2011, our overall liquidity position may be materially adversely affected.”

In March 2009, we repurchased $68.7 million principal amount of our outstanding Convertible Notes, which had a book value, net of debt discount, of $62.8 million for $51.4 million. In connection with the transaction, we wrote off $5.9 million of unamortized debt discount and $0.7 million of unamortized deferred financing costs, and incurred $0.3 million of transaction costs. No element of the consideration was allocated to the reacquisition of the equity component because the consideration paid was less than the fair value of the liability component prior to extinguishment. As a result, we recorded a $10.4 million pre-tax gain in connection with the repurchase.

Mortgage Facilities

We are party to a $42.4 million mortgage facility with respect to certain of our dealership properties that matures on October 1, 2015. The facility bears interest at a defined rate, requires monthly principal and interest payments, and includes the option to extend the term for successive periods of five years up to a maximum term of twenty-five years. In the event we exercise our options to extend the term, the interest rate will be renegotiated at each renewal period. The mortgage facility also contains typical events of default, including non-payment of obligations, cross-defaults to our other material indebtedness, certain change of control events, and loss or sale of certain franchises operated at the property. Substantially all of the buildings, improvements, fixtures and personal property of the properties under the mortgage facility are subject to security interests granted to the lender. As of September 30, 2009 and December 31, 2009, $41.6 million and $41.4 million was outstanding under this facility, respectively.

Interest Rate Swaps

We use interest rate swaps to manage interest rate risk associated with our variable rate floor plan debt. We are party to interest rate swap agreements through January 7, 2011 pursuant to which the LIBOR portion of $300.0 million of our U.S. floating rate floor plan debt was fixed at 3.67%. We may terminate these arrangements at any time, subject to the settlement of the then current fair value of the swap arrangements.

Prior to the third quarter of 2009, the swaps were designated as cash flow hedges of future interest payments of LIBOR based U.S. floor plan borrowings and the effective portion of the gain or loss on the derivative was reported as a component of other comprehensive income and reclassified into earnings when the hedged transaction affected earnings. During the quarter ended September 30, 2009, we experienced declines in outstanding floor plan debt balances related to certain floor plan lenders due to significant declines in vehicle inventory levels, which caused hedged floor plan balances to fall below the notional value of the swap agreements. We elected to de-designate these cash flow hedges on September 30, 2009, and recorded a net loss of $1.1 million in floor plan interest expense.

We re-designated $290.0 million of the swap agreements as cash flow hedges of future interest payments of LIBOR based U.S. floor plan borrowings. The effective portion of the gain or loss on the derivative will be reported as a component of other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Future settlements and changes in the fair value related to the undesignated $10.0 million of the swap agreements will be recorded as realized and unrealized gains/losses within interest expense.

As of September 30, 2009, we used Level 2 inputs to estimate the fair value of the interest rate contracts designated as hedging instruments to be a liability of $11.8 million, of which $9.4 million and $2.4 million are recorded in accrued expenses and other long-term liabilities, respectively, in the Condensed Consolidated Balance Sheet. We used Level 2 inputs to estimate the fair value of the interest rate contracts not designated as hedging instruments as of September 30, 2009 to be a liability of $0.4 million, of which $0.3 million and $0.1 million are recorded in accrued expenses and other long-term liabilities, respectively, in the Condensed Consolidated Balance Sheet.

During the nine months ended September 30, 2009, we recognized a net gain of $1.9 million related to the effective portion of the interest rate swaps designated as hedging instruments in accumulated other comprehensive income, and reclassified $8.5 million of the existing derivative losses, including the $1.1 million loss on de-designation, from accumulated other comprehensive income into floor plan interest expense in the Condensed Consolidated Statement of Income. We expect approximately $8.9 million associated with the swaps to be recognized as an increase of interest expense over the next twelve months as the hedged interest payments become due. During the nine months ended September 30, 2009, the swaps increased the weighted average interest rate on our floor plan borrowings by approximately 0.6%.

Operating Leases

We have historically structured our operations so as to minimize our ownership of real property. As a result, we lease or sublease substantially all of our facilities. These leases are generally for a period between five and 20 years, and are typically structured to include renewal options at our election. Pursuant to the leases for some of our larger facilities, we are required to comply with specified financial ratios, including a rent coverage ratio and a debt to EBITDA ratio, each as defined. For these leases, non-compliance with the ratios may require us to post collateral in the form of a letter of credit. A breach of our other lease covenants give rise to certain remedies by the landlord, the most severe of which include the termination of the applicable lease and an acceleration of the payments due under the lease.

Sale/Leaseback Arrangements

We have in the past and expect in the future to enter into sale-leaseback transactions to finance certain property acquisitions and capital expenditures, pursuant to which we sell property and/or leasehold improvements to third parties and agree to lease those assets back for a certain period of time. Such sales generate proceeds which vary from period to period. In light of current market conditions, this financing option has become more expensive and thus we may utilize these arrangements less in the near term.

Off-Balance Sheet Arrangements

We have sold a number of dealerships to third parties and, as a condition to certain of those sales, remain liable for the lease payments relating to the properties on which those franchises operate in the event of non-payment by the buyer. We are also party to lease agreements on properties that we no longer use in our retail operations that we have sublet to third parties. We rely on the subtenants to pay the associated rent and maintain the property at these locations. In the event the subtenant does not perform as expected, we may not be able to recover amounts owed to us. In either event, we could be required to fulfill these obligations, which could materially adversely affect our results of operations, financial condition or cash flows.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	a partnership (including any entity or arrangement classified as a partnership for these purposes);

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the U.S. Internal Revenue Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the partnership or other pass-through entity may depend upon the status of the partner or beneficial owner, the activities of the partnership or entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment or other circumstances. In particular, this summary only addresses a non-U.S. holder that holds our common stock as a capital asset (generally, investment property) and does not address:

•	special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, and dealers and traders in stocks, securities or currencies;

•	non-U.S. holders holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	any U.S. state and local or non-U.S. or other tax consequences; or

•	the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of purchasing, owning and disposing of our common stock as set forth in this summary. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common stock.

Dividends

In the event that we pay dividends on our common stock that are not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, will be withheld from the gross amount of the dividends paid to such non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, the U.S. federal withholding tax discussed above will not apply if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be taxed on any gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses recognized in the same taxable year, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the U.S. Internal Revenue Code); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and certain other conditions are satisfied.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. Copies of the information returns required in connection with these rules can be made available pursuant to the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. Holder is not a “United States person” or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability by timely filing a refund claim with the U.S. Internal Revenue Service.

Recent Developments Potentially Impacting Taxation of Non-U.S. Holders

The United States Congress is currently considering legislation that, if enacted, would materially change the requirements necessary for certain non-U.S. holders to obtain an exemption from U.S. withholding tax, particularly for instruments held through a foreign financial institution or other foreign intermediary. At this time it is impossible to predict whether this legislation will be enacted and, if enacted, its final form. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of voting common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Total	5,000,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $225,000 and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to 750,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and certain significant stockholders, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	file, or cause to be filed, any registration statement related to the common stock, or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up agreement will not apply to shares of common stock issued upon exercise of existing options or securities issued pursuant to employee benefit plans in effect as of the date hereof.

The lock-up agreements for our executive officers and directors and certain significant stockholders provide that the foregoing will not be deemed to restrict such person or entity with respect to (1) the exercise of options to acquire shares of common stock, (2) the disposition or sale of common stock to us, (3) the disposition or sale of shares of common stock that are currently pledged in favor of a financial institution by the relevant financial institution; or (4) the entering into of any Rule 10b5-1 plans subject to certain conditions. Additionally, persons or entities subject to the foregoing lockup provisions may transfer shares of common stock without the prior approval of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. to affiliates of, entities under common control with, or investment funds or other entities controlled or managed by, such persons or entities, provided that the recipient of common stock in any such transaction delivers an executed lock-up agreement to Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. covering the remainder of the 90-day period, and may sell shares of common stock acquired in open market transactions after the completion of this offering, provided such sales are not required to be reported in any public report or filed with the SEC.

In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “PAG.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Certain underwriters may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by certain underwriters. Other than the prospectus in electronic format, the information on the web site of such underwriters is not part of this prospectus.

Conflict of Interest

As described in “Use of Proceeds,” the net proceeds of this offering may be used by the selling stockholders for working capital purposes that may include the repayment of amounts outstanding under Penske Corporation’s credit facilities, under which certain of the underwriters or their affiliates are lenders. Because more than 5% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with NASD Rule 2720, as administered by the FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA rules, exists as of the date of the filing of the registration statement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and the selling stockholders. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our or the selling stockholders’ debt or equity securities or loans, and may do so in the future. Affiliates of certain of the underwriters are holders of our 3.5% senior subordinated convertible notes due 2026 and our 7.75% senior subordinated notes due 2016. Affiliates of certain of the underwriters are lenders under Penske Corporation’s credit facility, and Penske Corporation and certain of its affiliates have granted, for the benefit of such lenders, a security interest in 36,112,044 shares of our common stock as collateral to secure such credit facility.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we, the selling stockholders nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us, the selling stockholder and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York will pass upon the validity of the issuance of shares of common stock offered by this prospectus for us. Shearman & Sterling LLP, New York, New York will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements of Penske Automotive Group, Inc. and its consolidated subsidiaries (the “Company”), except UAG UK Holdings Limited, as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K dated January 21, 2010 (the “Form 8-K”) and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the financial statements and financial statement schedule based on our audits and the report of other auditors and includes an explanatory paragraph relating to discontinued operations and retrospective adjustments related to accounting changes, and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). The consolidated financial statements of UAG UK Holdings Limited (a consolidated subsidiary of the Company) and its subsidiaries (not presented separately in the Form 8-K dated January 21, 2010) have been audited by KPMG Audit Plc, an independent public accounting firm, as stated in their report incorporated by reference in this document. KPMG Audit Plc’s audit report has been incorporated by reference herein in reliance upon the authority of said firm of experts in accounting and auditing. This audit report refers to the retrospective adjustment for the effects of discontinued operations. The financial statements and financial statement schedule of the Company and its consolidated subsidiaries are incorporated herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also available to the public free of charge on our corporate web site at www.penskeautomotive.com. The information we file with the SEC or contained on our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Information incorporated by reference from earlier documents is superseded by the information set forth in this prospectus and by information incorporated by reference from more recent documents. Any statement so superseded shall not be deemed to constitute a part of this prospectus. Specifically, we incorporate by reference:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 11, 2009 (including portions of our Current Report on Form 8-K filed on January 21, 2010 to the extent that they supercede corresponding portions of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008);

2. Our definitive Proxy Statement used in connection with the Annual Meeting of Stockholders held on April 30, 2009, filed on March 12, 2009;

3. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, filed on May 8, 2009, July 31, 2009 and November 4, 2009, respectively; and

4. Our Current Reports on Form 8-K filed on February 2, 2009, September 8, 2009, September 21, 2009 and January 21, 2010.

We will provide, at no cost to you, a copy of all documents incorporated by reference into the registration statement to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings by writing or telephoning us at the following address or telephone number:

Corporate Secretary
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2500

You should rely only on the information contained in this prospectus directly or by reference. We have authorized no one to provide you with different information. We and the selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference, exhibits and schedules.

5,000,000 Shares

Penske Automotive Group, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch	J.P. Morgan

             , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by us in connection with the offering of our common stock being registered by this registration statement. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$6,715
FINRA filing fee	$9,919
Legal fees and expenses	$75,000
Accounting fees and expenses	$100,000
Printing expenses	$20,000
Miscellaneous	$13,000

Total	$224,634

We are paying all the expenses of offering other than the underwriting commissions and discounts paid on shares sold by selling stockholders.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of such corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

The Restated Certificate of Incorporation and the By-laws of Penske Automotive Group, Inc. (“Penske Automotive Group”) provide that Penske Automotive Group will indemnify its directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to Penske Automotive Group or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law. Penske Automotive Group maintains standard policies of directors’ and officers’ liability insurance.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transactions from which the director derived an improper personal benefit.

While these provisions give directors protection from awards for monetary damages for breaches of their duty of care, they do not eliminate the duty. Accordingly, Penske Automotive Group’s certificate of incorporation will have no effect on the availability of equitable remedies such as injunction or rescission based on a director’s breach of his or her duty of care.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules

A list of exhibits filed with this registration statement is contained in the index to exhibits, which is incorporated by reference.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant pursuant to the foregoing provisions, or otherwise has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomfield Hills, State of Michigan, on January 21, 2010.

PENSKE AUTOMOTIVE GROUP, INC.

By:	/s/ Robert T. O’Shaughnessy
Robert T. O’Shaughnessy
Executive Vice President and Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert H. Kurnick, Jr. and Shane M. Spradlin, and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement on Form S-1 (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Position	Date

/s/ Roger S. Penske Roger S. Penske	Chairman and Chief Executive Officer (Principal Executive Officer)	January 21, 2010

/s/ Robert T. O’Shaughnessy Robert T. O’Shaughnessy	Executive Vice President andChief Financial Officer(Principal Financial and Accounting Officer)	January 21, 2010

/s/ Robert H. Kurnick, Jr. Robert H. Kurnick, Jr.	President and Director	January 21, 2010

/s/ John D. Barr John D. Barr	Director	January 21, 2010

/s/ Michael R. Eisenson Michael R. Eisenson	Director	January 21, 2010

/s/ Hiroshi Ishikawa Hiroshi Ishikawa	Director	January 21, 2010

/s/ William J. Lovejoy William J. Lovejoy	Director	January 21, 2010

/s/ Kimberly J. McWaters Kimberly J. McWaters	Director	January 21, 2010

Signature	Position	Date

/s/ Lucio A. Noto Lucio A. Noto	Director	January 21, 2010

/s/ Richard J. Peters Richard J. Peters	Director	January 21, 2010

/s/ Ronald G. Steinhart Ronald G. Steinhart	Director	January 21, 2010

/s/ H. Brian Thompson H. Brian Thompson	Director	January 21, 2010

INDEX TO EXHIBITS

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3.1		Certificate of Incorporation (incorporated by reference to exhibit 3.2 to our Form 8-K filed on July 2, 2007).
3.2		Bylaws (incorporated by reference to exhibit 3.1 to our Form 8-K filed on December 7, 2007).
4	.1.1	Indenture regarding our 3.5% senior subordinated convertible notes due 2026, dated January 31, 2006, by and among us, as Issuer, the subsidiary guarantors named therein and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.1 to our Form 8-K filed February 2, 2006).
4	.1.2	Amended and Restated Supplemental Indenture regarding our 3.5% senior subordinated convertible notes due 2026 dated as of October 30, 2008, among us, as Issuer, and certain of our domestic subsidiaries, as Guarantors, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.1 to our Form 10-Q filed on November 5, 2008).
4	.1.3	Amended and Restated Supplemental Indenture regarding our 3.5% senior subordinated convertible notes due 2026 dated as of July 30, 2009, among us, as Issuer, and certain of our domestic subsidiaries, as Guarantors, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.1 to our Form 10-Q filed on July 31, 2009).
4	.2.1	Indenture regarding our 7.75% senior subordinated notes due 2016 dated December 7, 2006, by and among us as Issuer, the subsidiary guarantors named therein and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.1 to our current report on Form 8-K filed on December 12, 2006).
4	.2.2	Amended and Restated Supplemental Indenture regarding 7.75% Senior Subordinated Notes due 2016 dated October 30, 2008, among us, as Issuer, and certain of our domestic subsidiaries, as Guarantors, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.2 to our Form 10-Q filed on November 5, 2008).
4	.2.3	Amended and Restated Supplemental Indenture regarding 7.75% Senior Subordinated Notes due 2016 dated July 30, 2009, among us, as Issuer, and certain of our domestic subsidiaries, as Guarantors, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to exhibit 4.2 to our Form 10-Q filed on July 31, 2009).
4	.3.1	Third Amended and Restated Credit Agreement, dated as of October 30, 2008, among us, DCFS USA LLC and Toyota Motor Credit Corporation (incorporated by reference to exhibit 4.4 our Form 10-Q filed November 5, 2008).
4	.3.2	Second Amended and Restated Security Agreement dated as of September 8, 2004 among us, DaimlerChrysler Financial Services Americas LLC and Toyota Motor Credit Corporation (incorporated by reference to Exhibit 10.2 to our September 8, 2004 Form 8-K).
4	.3.3	First Amendment dated October 30, 2009 to Third Amended and Restated Credit Agreement, dated as of October 30, 2008 among us, DCFS USA LLC and Toyota Motor Credit Corporation (incorporated by reference to exhibit 4.1 to our Form 10-Q filed November 3, 2009).
4	.4.1	Multi-Option Credit Agreement dated as of August 31, 2006 between Sytner Group Limited and The Royal Bank of Scotland, plc, as agent for National Westminster Bank Plc. (RBS) (incorporated by reference to exhibit 4.1 to our Form 8-K filed on September 5, 2006).
4	.4.2	Amendment dated September 29, 2008 to Multi-Option Credit Agreement dated as of August 31, 2006 between Sytner Group Limited and RBS (incorporated by reference to exhibit 4.2 of our October 1, 2008 Form 8-K).
4	.4.3	Fixed Rate Credit Agreement dated as of August 31, 2006 between Sytner Group Limited and RBS (incorporated by reference to exhibit 4.2 to our Form 8-K filed on September 5, 2006).
4	.4.4	Amendment dated September 29, 2008 to Fixed Rate Credit Agreement dated as of August 31, 2006 between Sytner Group Limited and RBS (incorporated by reference to exhibit 4.3 of our October 1, 2008 Form 8-K).
4	.4.5	Seasonally Adjusted Overdraft Agreement dated as of August 31, 2006 between Sytner Group Limited and RBS (incorporated by reference to exhibit 4.3 to our Form 8-K filed on September 5, 2006).

Exhibit
Number		Description

4	.4.6	Amendment dated September 29, 2008 to Seasonally Adjusted Overdraft Agreement dated as of August 31, 2006 between Sytner Group Limited and RBS (incorporated by reference to exhibit 4.4 of our October 1, 2008 Form 8-K).
4	.4.7	Supplemental Agreement dated September 4, 2009 to Multi-Option Credit Agreement dated as of August 31, 2006 between Sytner Group Limited and RBS (incorporated by reference to Exhibit 4.1 filed on September 8, 2009 on Form 8-K).
4	.4.8	Supplemental Agreement dated September 4, 2009 to Fixed Rate Credit Agreement dated as of August 31, 2006 between Sytner Group Limited and RBS (incorporated by reference to Exhibit 4.2 filed on September 8, 2009 on Form 8-K).
4.5		Specimen Common Stock Certificate.
5	.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP relating to the shares of Common Stock to be sold by the selling stockholders.
10.1		Form of Dealer Agreement with Honda Automobile Division, American Honda Motor Co. (incorporated by reference to exhibit 10.2.3 to our 2001 Form 10-K).
10.2		Form of Car Center Agreement with BMW of North America, Inc. (incorporated by reference to exhibit 10.2.5 to our 2001 Form 10-K).
10.3		Form of SAV Center Agreement with BMW of North America, Inc. (incorporated by reference to exhibit 10.2.6 to our 2001 Form 10-K).
10.4		Form of Dealership Agreement with BMW (GB) Limited (incorporated by reference to exhibit 10.4 to our 2007 Form 10-K).
10.5		Form of Dealer Agreement with Toyota Motor Company (incorporated by reference to exhibit 10.2.7 to our 2001 Form 10-K).
10.6		Form of Mercedes-Benz USA, Inc. Passenger and Car Retailer Agreement (incorporated by reference to exhibit 10.2.11 to our Form 10-Q for the quarter ended March 31, 2000).
10.7		Form of Mercedes-Benz USA, Inc. Light Truck Retailer Agreement (incorporated by reference to exhibit 10.2.12 to our Form 10-Q for the quarter ended March 31, 2000).
10.8		Distributor Agreement dated October 31, 2006 between smart GmbH and smart USA Distributor LLC (incorporated by reference to exhibit 10.8 to our 2007 Form 10-K) (portions of this exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment).
10.9		Amended and Restated Penske Automotive Group, Inc. 2002 Equity Compensation Plan (incorporated by reference to exhibit 10.9 to our 2007 Form 10-K).
10.10		Form of Restricted Stock Agreement (incorporated by reference to exhibit 10.3 to our Form 10-Q for the quarter ended June 30, 2003).
10.11		Amended and Restated Penske Automotive Group, Inc. Non-Employee Director Compensation Plan (incorporated by reference to exhibit 10.11 to our 2007 Form 10-K).
10.12		Penske Automotive Group, Inc. Amended and Restated Management Incentive Plan.
10	.13.1	First Amended and Restated Limited Liability Company Agreement dated April 1, 2003 between UAG Connecticut I, LLC and Noto Holdings, LLC (incorporated by reference to exhibit 10.3 to our Form 10-Q filed May 15, 2003).
10	.13.2	Letter Agreement dated April 1, 2003 between UAG Connecticut I, LLC and Noto Holdings, LLC (incorporated by reference to exhibit 10.5 to our Form 10-Q filed May 15, 2003).
10.14		Registration Rights Agreement among us and Penske Automotive Holdings Corp. dated as of December 22, 2000 (incorporated by reference to exhibit 10.26.1 to our Form 10-K filed March 29, 2001).
10.15		Second Amended and Restated Registration Rights Agreement among us, Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. dated as of March 26, 2004 (incorporated by reference to the exhibit 10.2 to our March 26, 2004 Form 8-K).
10.16		Purchase Agreement by and between Mitsui & Co., Ltd., Mitsui & Co. (U.S.A.), Inc., International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Penske Corporation, Penske Automotive Holdings Corp, and Penske Automotive Group, Inc. (incorporated by reference to exhibit 10.1 to our Form 8-K filed on February 17, 2004).

Exhibit
Number	Description

10.17	Stockholders Agreement among International Motor Cars Group II, L.L.C., Penske Automotive Holdings Corp., Penske Corporation and Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc. dated as of March 26, 2004 (incorporated by reference to exhibit 10.1 to our March 26, 2004 Form 8-K).
10.18	VMC Holding Corporation Stockholders’ Agreement dated April 28, 2005 among VMC Holding Corporation, U.S., Transportation Resource Partners, LP., Penske Truck Leasing Co. LLP., and Opus Ventures General Partners Limited (incorporated by reference to exhibit 10.1 to our Form 10-Q filed on May 5, 2005).
10.19	Management Services Agreement dated April 28, 2005 among VMC Acquisition Corporation, Transportation Resource Advisors LLC., Penske Truck Leasing Co. L.P. and Opus Ventures General Partner Limited (incorporated by reference to exhibit 10.1 to our Form 10-Q filed on May 5, 2005).
10.20	Joint Insurance Agreement dated August 7, 2006 between us and Penske Corporation (incorporated by reference to exhibit 10.1 to our Form 10-Q filed August 9, 2006).
10.21	Trade Name and Trademark Agreement dated May 6, 2008 between us and Penske System, Inc. (incorporated by reference to exhibit 10 to our Form 10-Q filed May 8, 2008).
10.22	Purchase and Sale Agreement dated June 26, 2008 by and among General Electric Credit Corporation of Tennessee, Logistics Holding Corp., RTLC Acquisition Corp., NTFC Capital Corporation, Penske Truck Leasing Corporation, PTLC Holdings Co., LLC, PTLC2 Holdings Co., LLC, Penske Automotive Group, Inc. and Penske Truck Leasing Co., L.P. (incorporated by reference to exhibit 10.1 to our July 2, 2008 Form 8-K).
10.23	Third Amended and Restated Limited Partnership Agreement of Penske Truck Leasing Co., L.P. dated as of March 26, 2009 (incorporated by reference to exhibit 10.1 to our Form 10-Q filed May 8, 2009).
10.24	Rights Agreement dated June 26, 2008 by and among PTLC Holdings Co., LLC, PTLC2 Holdings Co., LLC, Penske Truck Leasing Corporation and Penske Automotive Group, Inc. (incorporated by reference to exhibit 10.4 to our July 2, 2008 Form 8-K).
10.25	Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan dated as of March 3, 2009 (“401(k) Plan”) (incorporated by reference to exhibit 10.26 to our annual report on Form 10-K filed March 11, 2009).
10.26	Amendment No. 1 dated December 12, 2009, to 401(k) Plan.
10.27	Amended and Restated Stock Option Plan dated as of December 10, 2003 (incorporated by reference to exhibit 10.22 to our 2003 Form 10-K filed March 15, 2004).
21.1	Subsidiary List (incorporated by reference to exhibit 21 to our 2008 Form 10-K filed March 11, 2009).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of KPMG Audit Plc.
23.3	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in exhibit 5.1).
24.1	Power of Attorney (included in signature page).

*	To be filed by amendment.